As filed with the Securities and Exchange Commission on April 29, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VOLCOM, INC.
(Exact name of registrant as specified in its charter)

Delaware	2300	33-0466919
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1740 Monrovia Avenue
Costa Mesa, California 92627
(949) 646-2175
(Address, including zip code, and telephone number,
including area code, of the registrant’s principal executive offices)

Douglas P. Collier
Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627
(949) 646-2175
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Cary K. Hyden, Esq. S. Hoby Darling, Esq. Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 (714) 540-1235	Nolan S. Taylor, Esq. Ellen S. Bancroft, Esq. Parker A. Schweich, Esq. Dorsey & Whitney LLP 170 South Main Street, Suite 900 Salt Lake City, UT 84101-1655 (801) 933-7360

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee

Common Stock, $0.001 par value	$86,250,000	$10,151.63

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. PROSPECTUS SUBJECT TO COMPLETION, DATED APRIL 29, 2005. Shares VOLCOM, INC. Common Stock This is Volcom, Inc.’s initial public offering. We are offering shares of our common stock and the selling stockholders identified in this prospectus are offering an additional shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders. We expect the initial public offering price of our common stock to be between $ and $ per share. Prior to this offering, there has been no public market for our common stock. We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol ''VLCM.’’ Investing in our common stock involves risks. See ''Risk Factors’’ beginning on page 7. Per Share Total Public Offering Price $ $ Underwriting Discounts and Commissions $ $ Proceeds to Volcom, Inc. $ $ Proceeds to the Selling Stockholders $ $ Delivery of the shares of our common stock will be made on or about , 2005. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We and the selling stockholders have granted the underwriters an option to purchase a maximum of and additional shares of our common stock, respectively, to cover over-allotments of shares, if any, exercisable at any time until 30 days after the date of this prospectus. Wachovia Securities D.A. Davidson & Co. Piper Jaffray The date of this prospectus is , 2005.

VOLCOM ENTERTAINMENT
GEOFF ROWLEY
MARK APPLEYARD
SHAUN WHITE
OZZIE WRIGHT
FACETS OF AN EMPIRE ARE VAST. AN EMPIRE IS CREATED SOMEHOW INGENIOUSLY, WITHOUT PAVED ROADS UNIQUE TO THEIR OWN TRAILS. PIONEERS TO BE FOREFATHERS CLEAR THINKING IN A CLOUD OF STAGNANT GREY CONFUSION. CONNECTIONS TO VECTORS, VENTING PRESSURES OF A POCKET STUCK IN TIME. IT IS OUR OPPORTUNITY TO SHARE OUR QUEST WITH YOURS IN HONOR OF AN ERA UNESTABLISHED TO THE PRESENT SOCIETY. FUTURISTIC PERHAPS, BUT IT DOES HAVE PEOPLE COMING BACK FOR MORE. SO LET'S LOG NOW AND REAP LATER, FOR THE FURTHEST FOREST IS GLOWING A PRINTLESS PICTURE.
...THE GENETIC MAKEUP...
...VOLCOM STONE.
DARRELL STANTON
JANNA MEYEN

BRUCE IRONS
SHAUN WHITE
the only constant is change
GEOFF ROWLEY
BJORN LEINES
VEECO PRODUCTIONS
MARK APPLEYARD
SLIGHTLY REMOVED
VOLCOM

RYAN SHECKLER
DEAN MORRISON
PEPPER
OZZIE WRIGHT
I USED TO SKATE
VOLCOM
DASHENKA PROCHAZKA
GEOFF ROWLEY
DARRELL STANTON

       You should rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of our common stock in any circumstances under which the offer or solicitation is unlawful.
       Volcom®, ® (The Stone Design mark), Volcom Entertainment®, Veeco Productions®, Amphibulator™, Band Joust™, Let The Kids Ride Free™, The Volcom Stage™, Vco.Operative™, Youth Against Establishment™ and Zip-Tech™ are trademarks of Volcom, Inc. This prospectus may also contain trademarks, tradenames and service marks of others.

i

PROSPECTUS SUMMARY
       This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock, which we discuss under “Risk Factors” and our consolidated financial statements and related notes. In this prospectus, unless the context otherwise requires or it is otherwise indicated, all references to “Volcom,” “we,” “us” and “our” refer to the issuer, Volcom, Inc., its predecessor entity, Stone Boardwear, Inc., and its wholly-owned subsidiary, Volcom Entertainment.
VOLCOM, INC.
       We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We believe that we have one of the world’s leading brands in the action sports industry, built upon our history in the boardsports of skateboarding, snowboarding and surfing. Our position as a premier brand in these three boardsports differentiates us from many of our competitors within the broader action sports industry and has enabled us to generate strong growth in revenues and operating income. We have increased revenues from $36.6 million in 2000 to $113.2 million in 2004, representing a compound annual growth rate of 32.6%. We have increased operating income from $1.5 million in 2000 to $24.4 million in 2004.
       Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with artistic elements that we believe differentiate our products from those of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories. We seek to offer products that appeal to both boardsport participants and those who affiliate themselves with the broader action sports youth lifestyle.
       The Volcom brand, symbolized by The Stone , is athlete-driven, innovative and creative. We have consistently followed our motto of “youth against establishment,” and our brand is inspired by the energy of youth culture. We reinforce our brand image through the sponsorship of world-class athletes, targeted grassroots marketing events, distinctive advertising, and by producing and selling music under our Volcom Entertainment label and boardsports-influenced films through Veeco Productions, our film production division. We believe our multi-faceted marketing approach integrates our brand image with the lifestyles and aspirations of our consumers.
       Volcom branded products are currently sold throughout the United States and in over 40 countries internationally. We serve the United States, Canada and Puerto Rico directly through our in-house sales personnel and independent sales representatives. In these areas, we sell to retailers that merchandise our products in an environment that supports and reinforces our brand and that provide a superior in-store experience. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. We also sell to distributors in Japan, Korea and Central America. In other areas of the world, including Europe, Australia, Indonesia, South Africa and Brazil, we license our brand to entities that we believe have valuable local market insight and strong relationships with retailers in their respective territories. We receive a royalty on the net sales of Volcom branded products sold by our licensees.
       We were founded in 1991 by Richard Woolcott and Tucker Hall in Orange County, California, the epicenter of boardsports culture. We were the first apparel company founded on the boardsports of skateboarding, snowboarding and surfing. Our founders set out to build a company that combined their passion for these sports with Richard’s love of art, music and film. Since that time, Richard has led a committed, talented management team to create one of the leading boardsport brands in the world.

Business Strengths
       Our business strengths, which have enabled us to enhance, control and protect the Volcom brand image while generating strong financial performance, include the following:

•	an established, authentic lifestyle brand that represents a differentiated, athlete-driven, youthful and creative image;

•	high quality products that incorporate an innovative mix of colors, embellishments, fabrics and performance features, which reflect the lifestyle of the Volcom consumer;

•	an integrated marketing strategy that communicates our brand message through diverse media, including athlete sponsorship, Volcom branded events, print advertisements, our featured artist series and our 126 La Brea retail store in Los Angeles, California, as well as original music and films;

•	selective distribution of our products intended to protect our brand image and ensure that it is effectively communicated to and by our retailers;

•	strong retailer relationships enhanced by our high quality products, our ability to deliver these products in a timely manner, and our promotional support through marketing displays and sponsored events at our retailers;

•	a flexible sourcing model that enables us to maintain control over critical aspects of the production process while avoiding the capital expenditures and labor costs associated with maintaining an in-house manufacturing capability; and

•	a proven senior management team with substantial experience as both boardsports apparel professionals and boardsports enthusiasts, providing valuable insight into the expectations of our consumers.
Growth Strategy
       Our goal is to increase our revenues and profitability by continuing to build upon the strong consumer awareness, authentic reputation and differentiation of our brand. Key elements of our growth strategy are as follows:

•	building and reinforcing the authenticity and credibility of our brand with boardsports participants and the larger market of consumers who associate themselves with the broader action sports youth lifestyle;

•	supporting our existing retailers by providing in-store marketing displays designed by us, such as racks, wall units and point-of-purchase materials, in order to increase sales of our products at their stores and enhance our brand image;

•	focusing on international distribution to increase our revenues abroad and to generate operating efficiencies by leveraging the combination of our domestic and international operations; and

•	selectively introducing new products and product lines that embody our high standards of design, performance and innovation.

Corporate History and Formation
       We were incorporated as Stone Boardwear, Inc. in California in May 1991 and have been doing business as Volcom since June 1991. We were reincorporated in Delaware in April 2005 and changed our name to Volcom, Inc. Our film production division has been doing business as Veeco Productions since September 1993. We have operated our music label, Volcom Entertainment, since 1995 and incorporated it as our wholly-owned subsidiary in April 1999. Our principal executive offices are located at 1740 Monrovia Avenue, Costa Mesa, California 92627, and our telephone number is (949) 646-2175. Our website is located at www.volcom.com. Information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

THE OFFERING

Common stock offered by Volcom	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering (excluding proceeds, if any, from the underwriters’ over-allotment option) will be approximately $ million.

We intend to use $20.0 million of the net proceeds from this offering to repay indebtedness expected to be incurred to distribute our estimated undistributed S corporation earnings to our existing stockholders. We intend to use the remaining net proceeds for marketing and advertising, facility upgrades and improvements, developing our infrastructure in Europe, enhancing and deploying our in-store marketing displays for our retailers, and working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Proposed Nasdaq National Market symbol	“VLCM”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.
       The number of shares of our common stock that will be outstanding immediately after this offering is based on                     shares outstanding as of                     , 2005 and excludes:

•	an aggregate of shares of our common stock reserved and available for future issuance under our 2005 Incentive Award Plan at , 2005, which includes options to purchase shares of our common stock that we intend to grant under this plan at the effective date of this offering at an exercise price equal to the initial public offering price;

•	shares of our common stock issuable pursuant to an option, which automatically converts at the closing of this offering into shares of our common stock assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus); and

•	an aggregate of up to additional shares of our common stock issuable if the underwriters’ over-allotment option is exercised in full.
       Unless otherwise indicated, all information in this prospectus:

•	gives effect to the for split of our outstanding common stock that will be effected prior to this offering;

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock from us and the selling stockholders; and

•	reflects the number of shares of our common stock outstanding on , 2005.

SUMMARY CONSOLIDATED FINANCIAL DATA
       The following table sets forth certain of our summary consolidated financial data for the periods indicated. The data presented below has been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,

	2002	2003	2004

	(In thousands, except share
	and per share data)
Consolidated Statements of Operations Data:
Revenues:
Product revenues	$56,302	$74,389		$110,601
Licensing revenues	833	1,877		2,574

Total revenues	57,135	76,266		113,175
Cost of goods sold	31,184	39,384		58,205

Gross profit	25,951	36,882		54,970
Selling, general and administrative expenses	18,123	22,919		30,585

Operating income	7,828	13,963		24,385
Other (expense) income	(129)	106		(6)

Income before provision for income taxes	7,699	14,069		24,379
Provision for income taxes	215	214		374

Net income before equity in earnings of investee	7,484	13,855		24,005
Equity in earnings of investee	129	407		588

Net income	$7,613	$14,262		$24,593

Net income per share:
Basic	$9.46	$17.45		$29.96
Diluted	$9.10	$17.03		$29.36
Weighted average shares outstanding:
Basic	804,963	817,100		820,881
Diluted	836,820	837,545		837,720
Pro Forma Net Income Data(1):
Income before provision for income taxes, as reported	$7,699	$14,069		$24,379
Pro forma provision for income taxes	3,197	5,909		10,178

Pro forma net income before equity in earnings of investee	4,502	8,160		14,201
Equity in earnings of investee	129	407		588

Pro forma net income	$4,631	$8,567		$14,789

Pro forma net income per share:
Basic			$
Diluted			$
Pro forma weighted average shares outstanding(2):
Basic
Diluted

(1)	For Federal and state income tax purposes, we have elected to be treated as an S corporation effective January 1, 2002. Since that time, we have not been subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. Prior to the completion of this offering, we will terminate our S corporation status and we will become a C corporation for Federal and state income tax purposes. Pro forma net income data reflects the provision for income taxes that would have been recorded had we been subject to Federal and state income taxes as a C corporation, and not been exempt from paying income taxes other than California franchise taxes due to our S corporation election.

(2)	Pro forma weighted average shares outstanding for both basic and diluted computations include additional shares outstanding during the period indicated deemed to be sold by us at the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus). Such shares of our common stock represent the assumed number of shares necessary to be sold to fund the amount by which our planned distribution of estimated undistributed S corporation earnings to our existing stockholders (described in “Prior S Corporation Status”) and actual distributions paid to our existing stockholders subsequent to December 31, 2004 (described in Note 14 of our audited consolidated financial statements) exceeded our net income in 2004.

	As of December 31,

				Pro Forma
				As Adjusted
	2002	2003	2004	2004(1)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,141	$5,079	$10,359	$
Working capital	8,209	16,594	27,040
Total assets	13,902	22,599	35,886
Long-term capital lease obligations, less current portion	45	160	256
Total stockholders’ equity	9,019	18,044	29,502

(1)	Pro forma as adjusted consolidated balance sheet data gives effect to:

•	a planned $20.0 million distribution to our existing stockholders, which consists of the estimated amount of our undistributed S corporation earnings through the date of termination of our S corporation status;

•	actual distributions paid to our existing stockholders of $12.6 million that have been made after December 31, 2004 and are not reflected in our consolidated balance sheet as of that date;

•	the recording of approximately $0.2 million of previously unrecognized net deferred tax liabilities as a result of our conversion from an S corporation to a C corporation; and

•	net proceeds from our sale of the shares of our common stock in this offering based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

RISK FACTORS
       Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations and financial condition could suffer. Under these circumstances, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related To Our Business
If our marketing efforts are not effective, our brand may not achieve the broad recognition necessary for our growth strategy.
       We believe that broader recognition and favorable perception of our brand by consumers in our target market is essential to our future success. To increase brand recognition, we believe we must continue to devote significant amounts of time and resources to advertising and promotions. These expenditures may not result in an increase in favorable recognition of our brand or a sufficient increase in revenues to cover such advertising and promotional expenses or to achieve the goal of increasing our brand recognition. In addition, even if our brand recognition increases, our consumer base and our revenues may not increase, and may in fact decline, either of which could harm our business.
If we are unable to continue to develop innovative and stylish products, demand for our products may decrease and our brand image may be harmed.
       The boardsports apparel industry is subject to constantly and rapidly changing consumer preferences based on fashion trends and performance features. Our success depends largely on our ability to anticipate, gauge and respond to these changing consumer demands and fashion trends in a timely manner while preserving the relevancy and authenticity of our brand. In addition, we generally make decisions regarding product designs several months in advance of the time when consumer acceptance can be measured.
       Our success is largely dependent upon our ability to continue to develop innovative and stylish products. As is typical with new products, market acceptance of new designs and products we may introduce is subject to uncertainty. We cannot assure you that our efforts will be successful. The failure of new product designs or new product lines to gain market acceptance could adversely affect our business and our brand image. Achieving market acceptance for new products may also require substantial marketing efforts and expenditures to expand consumer demand. These requirements could strain our management, financial and operational resources. If we do not continue to develop stylish and innovative products that provide better design and performance attributes than the products of our competitors and that are accepted by consumers, we may lose consumer loyalty, which could result in a decline in our revenues and market share.
We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.
       We have experienced rapid growth since our inception, and have increased our revenues over the last five years from $36.6 million in 2000 to $113.2 million in 2004. We anticipate our rate of growth in the future will depend upon, among other things, the success of our growth strategies, which we cannot assure you will be successful. In addition, we may have more difficulty maintaining our prior rate of growth of revenues and profitability. Our future success will depend upon various factors, including the strength of our brand image, the market success of our current and future products, competitive conditions and our ability to manage increased revenues or implement our growth strategy. In addition, we anticipate significantly expanding our infrastructure and adding personnel to achieve economies of scale in anticipation of continued increases in revenues. Because these expenses are generally fixed, particularly in the short-term, operating results may be adversely impacted if we do not achieve our anticipated growth.

       Future growth may place a significant strain on our management and operations. If we continue to experience growth in our operations, our operational, administrative, financial and legal procedures and controls may need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business plan. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our operating results could be adversely affected.
Our business could be harmed if we fail to maintain proper inventory levels.
       We have traditionally received a substantial portion of our customer orders prior to placement of our initial manufacturing orders. However, we also maintain an inventory of selected core products that we anticipate will be in high demand, such as t-shirts. We may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, or the sale of excess inventory at discounted or close-out prices. These events could significantly harm our operating results and impair our brand image. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Inventory shortages might result in unfilled orders, negatively impact retailer relationships, diminish brand loyalty and result in lost revenues, any of which could harm our business.
If we are unable to maintain and expand our endorsements by professional athletes, our ability to market and sell our products may be harmed.
       A key element of our marketing strategy has been to obtain endorsements from prominent boardsports athletes, which contributes to our authenticity and brand image. We believe that this strategy has been an effective means of gaining brand exposure worldwide and creating broad appeal for our products. We cannot assure you that we will be able to maintain our existing relationships with these individuals in the future or that we will be able to attract new athletes to endorse our products. Larger companies with greater access to capital for athlete sponsorship may in the future increase the cost of sponsorship for these athletes to levels we may choose not to match. If this were to occur, our sponsored athletes may terminate their relationships with us and endorse the products of our competitors and we may be unable to obtain endorsements from other comparable athletes.
      We also are subject to risks related to the selection of athletes to endorse our products. We may select athletes who are unable to perform at expected levels or who are not sufficiently marketable. In addition, negative publicity concerning any of our athletes could harm our brand and adversely impact our business. If we are unable in the future to secure prominent athletes and arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective.
If we fail to secure or protect our intellectual property rights, counterfeiters may be able to copy and sell imitations of our products and competitors may be able to use our designs, each of which could harm our reputation, reduce our revenues and increase our costs.
       We rely on intellectual property laws to protect our proprietary rights with respect to our trademarks and pending patent. We are susceptible to injury from the counterfeiting of our products, which could harm our reputation for producing high-quality products or force us to incur expense in enforcing our rights. It is difficult and expensive to detect and prevent counterfeiting. Despite our efforts to protect our intellectual property, counterfeiters may continue to violate our intellectual property rights by using our trademarks and imitating our products, which could potentially harm our brand, reputation and financial condition.
       Since our products are sold internationally, we are also dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot be certain that our efforts to protect our intellectual property will be successful or that the costs associated with protecting our rights abroad will not negatively impact our results of operations. We may face significant expenses and liability in connection with the protection of our intellectual property rights both inside and outside of the United States. Infringement claims and lawsuits likely would be expensive to resolve and would require substantial management time and resources. Any adverse determination in litigation could subject us to the loss of our rights to a particular trademark, which could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which would harm our results of operations. Aside from infringement claims against us, if we fail to secure or protect our intellectual property rights, our competitors may be able to use our designs. If we are unable to successfully protect our intellectual property rights or resolve any conflicts, our results of operations may be harmed.
Our current executive officers and management are critical to our success, and the loss of these individuals could harm our business, brand and image.
       We are heavily dependent on our current executive officers and management. The loss of any executive officers or management or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products and damage our brand image. We believe that our future success is highly dependent on the contributions, talents, personality and image of Richard Woolcott, our President, Chief Executive Officer and founder. While our other key executive officers have substantial experience and have made significant contributions to our business, Richard remains a driving force behind our brand image and philosophy. We have not entered into an employment agreement with Richard and we cannot be certain that he will stay with us. Richard’s services would be very difficult to replace. We do not carry key man insurance and do not expect to carry such insurance in the future.
       Our future success may also depend on our ability to attract and retain additional qualified management, design, and sales and marketing personnel. We face competition for these individuals worldwide, and there is a significant concentration of boardsports apparel and action sports companies based in and around our headquarters in Orange County, California. We may not be able to attract or retain these employees, which could have a material adverse effect on our results of operations and financial condition.
One retail customer represents a material amount of our revenues, and the loss of this retail customer or reduced purchases from this retail customer may have a material adverse effect on our operating results.
       Pacific Sunwear accounted for approximately 27% of our product revenues in 2004 and approximately 22% of our product revenues in 2003. We do not have a long-term contract with Pacific Sunwear, and all of its purchases from us have historically been on a purchase order basis. Because Pacific Sunwear has represented such a significant amount of our product revenues in recent years, our results of operations could be adversely affected if Pacific Sunwear chooses to slow its rate of purchases of our products, decrease its purchases of our products or no longer purchase our products.
We do not have long-term contracts with any of our retailers, and the loss of orders of our products from our retailers may have a material adverse effect on our operating results.
       We do not maintain long-term contracts with any of our retailers, and retailers generally purchase products from us on a purchase order basis. As a result, our retailers generally may, with little or no notice or penalty, decide to cease ordering and selling our products, or could materially reduce their orders in any period. If certain retailers, individually or in the aggregate, choose to no longer sell our products, it may be difficult for us to change our distribution to other retailers in a timely manner, which could have a material adverse effect on our financial condition and results of operations.

Any inability to control costs or receive timely deliveries from our manufacturers could harm our business.
       We face the risk that the manufacturers with whom we contract to produce our products may not produce and deliver our products on a timely basis or at all. Our products are generally produced by independent, foreign manufacturers. In 2004, we used approximately 30 of such manufacturers. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. The failure of any manufacturer to perform to our expectations could result in supply shortages for certain products and harm our business.
       The capacity of our manufacturers to manufacture our products is dependent, in part, upon the availability of raw materials. Our manufacturers may experience shortages of raw materials, which could result in delays in deliveries of our products by our manufacturers or in increased costs to us. Any shortage of raw materials, inability to control costs associated with manufacturing, or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers and increase our costs for the products. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations. Additionally, the United States and the countries in which our products are produced or sold internationally may impose new quotas, duties, tariffs or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our financial performance or results of operations.
If we are required to establish new manufacturing relationships due to the termination of current key manufacturing relationships, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a loss of revenue.
       Our manufacturers could cease to provide products to us with little or no notice. Two contractors, Ningbo Jehson Textiles and China Ningbo CIXI, accounted for 12% and 11%, respectively, of our product costs in 2004. A loss of either or both of these manufacturers or other key manufacturers may require the establishment of new manufacturing relationships, which involves numerous uncertainties. We cannot be certain that we would be able to obtain alternative manufacturing sources in a manner that would enable us to meet our retailers’ orders on a timely basis or on satisfactory commercial terms. If we are required to establish new manufacturing relationships, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a loss of revenues.
Our business could suffer if any of our or our licensees’ key manufacturers fails to use acceptable labor practices.
       We do not control our independent manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer utilized by us or a licensee of ours, or the divergence of an independent manufacturer’s or licensing partner’s labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of finished products to us or our licensees or damage our reputation. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.
We may not be able to compete effectively, which could cause our revenues and market share to decline.
       The boardsports apparel industry, and the apparel industry in general, is highly competitive. We compete with numerous domestic and foreign designers, distributors, marketers and manufacturers of apparel, accessories and other related products, some of which are significantly larger and have greater resources than we do. We believe that in order to compete effectively, we must continue to maintain our brand image and reputation, be flexible and innovative in responding to rapidly changing market demands and consumer preferences, and offer consumers a wide variety of high quality apparel at premium prices. We compete primarily on the basis of brand image, style, performance and quality.
       The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs and product design. Several of our competitors enjoy substantial competitive advantages, including greater brand recognition, longer operating histories, more comprehensive product lines and greater financial resources for competitive activities, such as sales and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines or as other companies expand into our product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences, which could result in a decline in our revenues and market share.
We may be adversely affected by the discontinuance of our licensing relationship in Europe.
       Since 1996, we have conducted our operations in Europe through a licensee. In 2003 and 2004, our European licensing revenues were $0.9 million and $1.5 million, respectively. We intend to establish our own operations in Europe once our licensing agreement with our European licensee expires on December 31, 2006. We expect to experience a decrease in our overall licensing revenues and an increase in our selling, general and administrative expenses while we build the necessary infrastructure and hire employees to establish our own operations in Europe. We anticipate that establishing these European operations will also require increased time and effort of our senior management, which could otherwise be focused on our current operations. If we are unable to successfully initiate and manage our European operations, it may place additional strain on our management team and adversely affect our financial condition and results of operations.
We may be adversely affected by the financial condition of our retailers.
       Some of our retailers have experienced financial difficulties in the past. A retailer experiencing such difficulties will generally not purchase and sell as many of our products as it would under normal circumstances and may cancel orders. In addition, a retailer experiencing financial difficulties generally increases our exposure to the risk of uncollectible receivables. We extend credit to our retailers based on our assessment of the retailer’s financial condition, generally without requiring collateral. While such credit losses have historically been within our expectations and reserves, we cannot assure you that this will continue. Financial difficulties on the part of our retailers could have a material adverse effect on our results of operations and financial condition.
Changes in the mix of retailers to whom we distribute our products could impact our gross margin and brand image, which could have a material adverse effect on our results of operations.
       We sell our products through a mix of retailers, including specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. Although we do not currently anticipate material changes in the mix of our retail customers, any such changes could adversely affect our gross margin and could negatively affect both our brand image and our reputation with our consumers. A negative change in our gross margin or our brand image and acceptance could have a material adverse effect on our results of operations and financial condition.

Our revenues and operating income fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.
       Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Historically, we have experienced greater revenues in the second half of the year than those in the first half due to a concentration of shopping around the fall and holiday seasons, and pricing differences between our products sold during the first and second half of the year, as products we sell in the fall and holiday seasons generally have higher prices per unit than products we sell in the spring and summer seasons. We typically sell more of our summer products (boardshorts and t-shirts) in the first half of the year and a majority of our winter products (pants, long sleeve shirts, sweaters, fleece, jackets and outerwear) in the second half of the year. We anticipate that this seasonal impact on our revenues is likely to continue. Because a substantial portion of our operating income is derived from our third and fourth quarter revenues, a shortfall in expected third and fourth quarter revenues would cause our annual operating results to suffer significantly.
Cyclical trends in apparel retailing could have a material adverse effect on our results of operations.
       The apparel industry historically has been subject to substantial cyclicality. As the economic conditions in the United States change, the trends in discretionary consumer spending become unpredictable, and could be subject to reductions due to uncertainties about the future. When discretionary spending is reduced, purchases of premium apparel and related products may decline. Additionally, the continued military responses to current international conflicts, and possible future terrorist attacks on the United States may exacerbate current economic conditions and lead to a downturn in the economy. A recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on our results of operations.
We face business, political, operational, financial and economic risks because a portion of our revenues are from international customers, substantially all of our products are sourced overseas and our licensees operate outside of the United States.
       We and our international licensees are subject to risks inherent in international business, many of which are beyond our and our licensees’ control, potentially including:

•	difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws;

•	difficulties encountered by our international licensees or us in staffing and managing foreign operations or international sales;

•	challenges in protecting our intellectual property in foreign countries;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable and royalty payments;

•	trade restrictions, higher tariffs, currency fluctuations or the imposition of additional regulations relating to import or export of our products, especially in China, where a large portion of our products are manufactured;

•	unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings and effects on our effective income tax rate due to profits generated or lost in foreign countries;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

•	natural disasters.

Any of these factors could reduce our revenues, decrease our gross margins or increase our expenses. Should we establish our own operations in international territories where we currently utilize a licensee, we will increasingly become subject to risks associated with operating outside of the United States.
Fluctuations in foreign currency exchange rates could harm our results of operations.
       We purchase finished goods from foreign manufacturers and sell our products in transactions denominated in U.S. dollars, except for in Canada, where our sales are denominated in Canadian dollars. As a result, if the U.S. dollar were to weaken against foreign currencies, our cost of goods sold could increase substantially and the effective price of our foreign sales could decrease substantially. We also receive royalty payments from certain of our licensees, whose sales are denominated in their local currencies. While our licensees pay us royalty payments in U.S. dollars, if the U.S. dollar were to strengthen significantly against the local currencies in which our licensees sell our products, our licensing revenues would decrease, which could harm our results of operations.
We will incur significant expenses as a result of being a public company, which may negatively impact our financial performance.
       We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as discussed in the following risk factor, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.
Our internal controls over financial reporting may not be considered effective, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.
       Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal controls.
       We are currently performing the system and process documentation needed to comply with Section 404 of the Sarbanes-Oxley Act of 2002. This process is both costly and challenging. During this process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that such internal controls are effective. During the audit of our 2004 consolidated financial statements, our independent registered public accounting firm issued a letter noting certain deficiencies in the design of our internal controls that they deemed to constitute reportable conditions. The reportable conditions related to insufficient segregation of duties, information technology security issues and access control over the maintenance and updates to our accounting system.

       In preparation for this offering, we commenced a review of our existing internal controls. In January 2005, we engaged a consulting firm to assist us in the planning and implementation of plans to improve our internal controls and to perform a review of our information technology processes and procedures. We also hired our current Vice President of Finance, who has experience in the implementation of internal control procedures, and we plan to hire additional personnel to expand our finance department. Despite these efforts, we cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we are unable to assert that our internal controls are effective as of December 31, 2006 (or if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls), investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.
Risks Related To This Offering
If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.
       Following the completion of this offering, our executive officers, directors and their affiliates will beneficially own or control approximately      % of the outstanding shares of our common stock, of which René Woolcott and Richard Woolcott will own approximately      % and      %, respectively, of the outstanding shares. Accordingly, our current executive officers, directors and their affiliates, acting as a group, will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.
Management may invest or spend the proceeds of this offering in ways in which you may not agree and in ways that may not yield a return to our stockholders.
       Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. Management intends to use $20.0 million of the net proceeds of this offering to repay indebtedness expected to be incurred to distribute our estimated undistributed S corporation earnings to our existing stockholders through the date of termination of our S corporation status. We intend to use the remaining net proceeds for marketing and advertising, facility upgrades and improvements, developing our infrastructure in Europe, enhancing and deploying our in-store marketing displays for our retail accounts, and working capital and other general corporate purposes. Because of the number and variability of factors that determine our use of the proceeds from this offering, our intended uses for the proceeds of this offering may vary substantially from our currently planned uses. The failure of our management to apply these funds effectively could harm our business.
The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.
       There has not been a public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

       The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the fashion and boardsports industries;

•	changes in the market valuations of similar companies;

•	announcements by us of significant acquisitions or capital commitments;

•	additions or departures of our key personnel;

•	the loss of significant retailers or manufacturers; and

•	sales of our common stock by our directors, officers, significant stockholders or us.
       In addition, the stock market in general and the Nasdaq National Market in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources.
New investors in our common stock will experience immediate and substantial dilution.
       The offering price of our common stock will be substantially higher than the net tangible book value per share of our existing common stock. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of $          in pro forma as adjusted net tangible book value per share of common stock, based on an assumed public offering price of $           per share (the midpoint of the price range set forth on the cover of this prospectus).
The large number of shares eligible for sale following this offering may depress the market price of our common stock.
       Sales of a substantial number of shares of our common stock in the public market, or the perception that substantial sales may occur, could cause the market price of our common stock to decrease. Based on the shares of our common stock outstanding as of December 31, 2004, immediately after the completion of this offering, we will have                      shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option. In general, the shares sold in this offering, other than the shares sold in our directed share program, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, all of the remaining                      shares of common stock that will be outstanding after this offering will be available for sale in the public markets pursuant to Rule 144 or Rule 701 promulgated under the Securities Act, subject to lock-up agreements entered into by our directors, executive officers and certain stockholders. Wachovia Capital Markets, LLC may, in its sole discretion, permit any director, executive officer or stockholder who is subject to this lock-up to sell shares prior to the expiration of their respective lock-up agreements. Such lock-up agreements will expire 180 days after the completion of this offering, unless extended an additional 18 days under certain circumstances. As such,                     of the shares of common stock subject to such lock-up agreements will be immediately eligible for resale in the public markets and the remaining                     shares subject to such lock-up agreements held by our directors, executive officers and other affiliates will be subject to the volume limitations under Rule 144 promulgated under the Securities Act.
       After the completion of this offering, we intend to register approximately                     shares of our common stock that are issuable under our 2005 Incentive Award Plan. Once we register these shares, all of such shares can be freely sold in the public markets upon issuance, subject to the lock-up agreements described.
Anti-takeover provisions in our charter documents and Delaware law may make an acquisition of us more difficult.
       We are incorporated in the state of Delaware. Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult. These provisions:

•	allow the authorized number of directors to be changed only by resolution of the board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	authorize our board of directors to issue blank check preferred stock without stockholder approval, which, if issued, would increase the number of outstanding shares of our capital stock;

•	establish advance notice requirements for nominations to our board of directors or for proposals that can be acted on at stockholder meetings; and

•	limit who may call stockholder meetings.
In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which may prohibit large stockholders from consummating a merger with or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay for our common stock in the future.

PRIOR S CORPORATION STATUS
       Effective January 1, 2002, we have elected to be treated for Federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, or the Code, and comparable state laws. As a result, our earnings since such election have been included in the taxable income of our stockholders for Federal and state income tax purposes, and we have not been subject to income taxes on such earnings, other than California franchise taxes. Prior to the completion of this offering, we will terminate our S corporation status and we will become a C corporation for Federal and state income tax purposes. Prior to the termination of our S corporation status, we will declare a distribution of $20.0 million to our existing stockholders that will be equal to the estimated amount of our undistributed S corporation earnings through the date of termination of our S corporation status. This distribution will be paid out in the form of a promissory note, which will be repaid with a portion of the net proceeds from this offering. On and after the date of such termination, we will no longer be treated as an S corporation and, accordingly, will be fully subject to Federal and state income taxes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA
       This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements with terminology including “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should” or “will” or similar expressions as they relate to us and our business, industry, markets, retailers, licensees, manufacturers and consumers. Such forward-looking statements, including but not limited to growth and strategies, future operating and financial results, financial expectations and current business indicators are based upon current information and expectations, and are subject to change based on factors beyond our control.
       Some of the factors that could affect our financial performance or cause actual results to differ from our estimates in, or underlying, such forward-looking statements are set forth under the heading of “Risk Factors.” Forward-looking statements include statements regarding, among other items:

•	our ability to market our products and maintain our brand image and reputation;

•	our ability to develop products that appeal to our consumers;

•	our anticipated growth strategies and related expenditures;

•	our plans to expand internationally, including initiating our own operations in Europe;

•	our ability to meet retailer demand for our products and to maintain proper inventory levels;

•	our ability to maintain our relationships with our sponsored athletes;

•	our intellectual property rights;

•	our ability to retain our executive officers and management;

•	our ability to maintain and expand our relationships with key retailers;

•	our ability to maintain our relationships with our manufacturers;

•	our ability to compete in our industry; and

•	trends and developments in apparel retailing.
       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from these forward-looking statements as a result of the facts described in “Risk Factors” including, among others, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors, changes in the overall economy and other events leading to a reduction in discretionary consumer spending. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.
       The market and demographic data included in this prospectus concerning our business and markets, including data regarding retail sales of skateboarding, snowboarding and surfing products and data regarding spending by teenagers in the United States is estimated and is based on data made available by independent market research firms, industry trade associations or other publicly available information.

USE OF PROCEEDS
       We estimate that the net proceeds from our sale of                      shares of our common stock in this offering will be approximately $                    or approximately $                    if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $                     per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders.
       We intend to use $20.0 million of the net proceeds from this offering to repay indebtedness expected to be incurred to distribute our estimated undistributed S corporation earnings to our existing stockholders. We intend to use the remaining net proceeds for marketing and advertising, facility upgrades and improvements, developing our infrastructure in Europe, enhancing and deploying our in-store marketing displays for our retailers, and working capital and other general corporate purposes. Although we have no current agreements or commitments with respect to any acquisition, we may, if we identify an attractive opportunity, use a portion of the net proceeds to acquire or invest in products or companies.
       The timing and amount of our actual expenditures will depend on numerous factors including the amount of cash generated by our operations. The estimates of the use of proceeds from this offering are our current intentions based upon our present plans and business condition. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.
       Until the funds are used as described above, we intend to invest the net proceeds of the offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether our investment of the net proceeds will yield a favorable return.
DIVIDEND POLICY
       Other than the distribution being paid to our existing stockholders in connection with the termination of our S corporation status, we plan to retain any earnings for the foreseeable future for our operations. Purchasers of shares of our common stock in this offering who are not existing stockholders will not receive any portion of this distribution. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION
       The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma as adjusted basis to give effect to:

°	a planned $20.0 million distribution to our existing stockholders, which consists of the estimated amount of our undistributed S corporation earnings through the date of termination of our S corporation status;

°	actual distributions paid to our existing stockholders of $12.6 million that have been made after December 31, 2004 and are not reflected in our consolidated balance sheet as of that date;

°	the recording of approximately $0.2 million of previously unrecognized net deferred tax liabilities as a result of our conversion from an S corporation to a C corporation; and

°	net proceeds from our sale of the shares of our common stock in this offering based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).
       You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2004

		Pro Forma
	Actual	As Adjusted

	(In thousands except
	share data)
Long-term capital lease obligations	$256	$
Stockholders’ equity:
Common stock, $0.001 par value: 3,000,000 shares authorized; 822,100 shares issued and outstanding, actual; and shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	1,099
Retained earnings	28,133
Other comprehensive income	269

Total stockholders’ equity	29,502

Total capitalization	$29,758	$

       The table above does not include:

•	an aggregate of shares of our common stock reserved and available for future issuance under our 2005 Incentive Award Plan at , 2005, which includes options to purchase shares of our common stock we intend to grant at the effective date of this offering at an exercise price equal to the initial public offering price;

•	shares of our common stock issuable pursuant to an option, which automatically converts at the closing of this offering into shares of our common stock assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus); and

•	an aggregate of up to additional shares of our common stock issuable if the underwriters’ over-allotment option is exercised in full.

DILUTION
       If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value of our common stock immediately after completion of this offering. Our net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2004. Net tangible book value of our common stock as of December 31, 2004 was approximately $29.5 million, or approximately $35.89 per share.
       Our pro forma as adjusted net tangible book value as of December 31, 2004 of $           million, or approximately $           per share assumes:

•	a planned $20.0 million distribution to our existing stockholders, which consists of the estimated amount of our undistributed S corporation earnings through the date of termination of our S corporation status;

•	actual distributions paid to our existing stockholders of $12.6 million that have been made after December 31, 2004 and are not reflected in our consolidated balance sheet as of that date;

•	the recording of approximately $0.2 million of previously unrecognized net deferred tax liabilities as a result of our conversion from an S corporation to a C corporation; and

•	net proceeds from our sale of the shares of our common stock in this offering based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and the estimated offering expenses.
       This represents an immediate increase in net tangible book value of $                     per share to existing stockholders and an immediate dilution in net tangible book value of $                     per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma as adjusted net tangible book value per share as of December 31, 2004	$
Pro forma as adjusted increase in net tangible book value attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering		$

Pro forma as adjusted dilution per share to new investors		$

       Assuming the issuance of                      shares of our common stock pursuant to an option, which automatically converts at the closing of this offering, pro forma as adjusted tangible book value at December 31, 2004 would be $           per share, representing an immediate dilution of $           per share to our existing stockholders, and, after giving effect to the sale of                      shares of our common stock in this offering, there would be an immediate dilution of $           per share to new investors in this offering.

       The following table summarizes, on a pro forma as adjusted basis as described above as of December 31, 2004, the total number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. We have assumed an initial offering price of $                     per share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

	Shares Purchased			Total Consideration			Average
Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors

Total		100.0			100.0

       If the underwriters exercise their over-allotment option in full, the following will occur:

•	our pro forma as adjusted net tangible book value as of December 31, 2004 will be $ million, or approximately $ per share;

•	an immediate dilution to new investors in this offering of approximately $ per share;

•	the percentage of shares of common stock held by existing stockholders after the completion of the offering will be approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors after the completion of the offering will be , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
       The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Product revenues	$36,310	$43,176	$56,302	$74,389	$110,601
Licensing revenues	291	855	833	1,877	2,574

Total revenues	36,601	44,031	57,135	76,266	113,175
Cost of goods sold	22,370	26,294	31,184	39,384	58,205

Gross profit	14,231	17,737	25,951	36,882	54,970
Selling, general and administrative expenses	12,740	14,250	18,123	22,919	30,585

Operating income	1,491	3,487	7,828	13,963	24,385
Other (expense) income	(339)	(313)	(129)	106	(6)

Income before provision for income taxes	1,152	3,174	7,699	14,069	24,379
Provision for income taxes(1)	470	1,252	215	214	374

Net income before equity in earnings (loss) of investee	682	1,922	7,484	13,855	24,005
Equity in earnings (loss) of investee	(201)	143	129	407	588

Net income	$481	$2,065	$7,613	$14,262	$24,593

Net income per share:
Basic	$0.65	$2.68	$9.46	$17.45	$29.96
Diluted	$0.58	$2.46	$9.10	$17.03	$29.36
Weighted average shares outstanding:
Basic	737,082	771,669	804,963	817,100	820,881
Diluted	830,530	838,103	836,820	837,545	837,720

(1)	For Federal and state income tax purposes, we have elected to be treated as an S corporation effective January 1, 2002. Since that time, we have not been subject to Federal or state income taxes other than California franchise taxes of 1.5% on our corporate income. Accordingly, our provision for income taxes and our net income and net income per share data for 2002, 2003 and 2004 are not comparable to our provision for income taxes and net income and net income per share data for 2000 and 2001.

	Year Ended December 31,

	2002	2003	2004

	(In thousands, except share and
	per share data)
Pro Forma Net Income Data(1):
Income before provision for income taxes, as reported	$7,699	$14,069		$24,379
Pro forma provision for income taxes	3,197	5,909		10,178

Pro forma net income before equity in earnings of investee	4,502	8,160		14,201
Equity in earnings of investee	129	407		588

Pro forma net income	$4,631	$8,567		$14,789

Pro forma net income per share:
Basic			$
Diluted			$
Pro forma weighted average shares outstanding(2):
Basic
Diluted

	As of December 31,

						Pro Forma
						As Adjusted
	2000	2001	2002	2003	2004	2004(3)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$52	$418	$1,141	$5,079	$10,359
Working capital	1,887	3,772	8,209	16,594	27,040
Total assets	6,526	10,415	13,902	22,599	35,886
Long-term capital lease obligations, less current portion	91	69	45	160	256
Total stockholders’ equity	2,199	4,157	9,019	18,044	29,502

(1)	For Federal and state income tax purposes, we have elected to be treated as an S corporation effective January 1, 2002. Since that time, we have not been subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. Prior to the completion of this offering, we will terminate our S corporation status and we will become a C corporation for Federal and state income tax purposes. Pro forma net income data reflects the provision for income taxes that would have been recorded had we been subject to Federal and state income taxes as a C corporation, and not been exempt from paying income taxes other than California franchise taxes due to our S corporation election.

(2)	Pro forma weighted average shares outstanding for both basic and diluted computations include additional shares outstanding during the period indicated deemed to be sold by us at the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus). Such shares of our common stock represent the assumed number of shares necessary to be sold to fund the amount by which our planned distribution of estimated undistributed S corporation earnings to our existing stockholders (described in “Prior S Corporation Status”) and actual distributions paid to our existing stockholders subsequent to December 31, 2004 (described in Note 14 of our audited consolidated financial statements) exceeded our net income in 2004.

(3)	Pro forma as adjusted consolidated balance sheet data gives effect to:

•	a planned $20.0 million distribution to our existing stockholders, which consists of the estimated amount of our undistributed S corporation earnings through the date of termination of our S corporation status;

•	actual distributions paid to our existing stockholders of $12.6 million that have been made after December 31, 2004 and are not reflected in our consolidated balance sheet as of that date;

•	the recording of approximately $0.2 million of previously unrecognized net deferred tax liabilities as a result of our conversion from an S corporation to a C corporation; and

•	net proceeds from our sale of the shares of our common stock in this offering based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
       The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed in “Risk Factors” and elsewhere in this prospectus. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We do not have any intention or obligation to update forward-looking statements included in this prospectus after the date of this prospectus, except as required by law.
Overview
       We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We seek to offer products that appeal to participants in skateboarding, snowboarding and surfing, and those who affiliate themselves with the broader action sports youth lifestyle. Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with an artistic and creative element that we believe differentiates our products from those of many of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories.
       Volcom branded products are currently sold throughout the United States and in over 40 countries internationally by either us or international licensees. We serve the United States, Canada and Puerto Rico directly through our in-house sales personnel and independent sales representatives. In these areas, we sell to retailers that merchandise our products in an environment that supports and reinforces our brand image and provide a superior in-store experience. As of April 1, 2005, our customer base of retailers included over 1,100 accounts that operated approximately 2,900 store locations. Our retail customers are primarily specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. We also sell to distributors in Japan, Korea and Central America. Except for sales made in Canada, our sales are denominated in U.S. dollars.
       In Europe, Australia, Indonesia, South Africa and Brazil, we have entered into licensing agreements with entities that we believe have local market insight and strong relationships with retailers in their respective territories. Products sold by our licensees can be found in over 1,000 store locations in Europe, approximately 600 store locations in Australia, approximately 460 store locations in Brazil, approximately 110 store locations in South Africa and approximately 90 store locations in Indonesia. We receive royalties on the sales of Volcom branded products sold by our licensees. Our license agreements specify design and quality standards for the Volcom branded products distributed by our licensees. Our licensees are not controlled and operated by us, and the amount of our licensing revenues could decrease in the future. As these license agreements expire, we may assume direct responsibility for serving these licensed territories. We intend to establish our own operations in Europe once our licensing agreement with our European licensee expires on December 31, 2006. We expect to experience a decrease in our licensing revenues once our European license agreement expires. However, we anticipate our product revenues will increase in Europe as we establish our operations in this territory.
       Our revenues increased from $36.6 million in 2000 to $113.2 million in 2004. We believe that the increase in our revenues during this period resulted primarily from increased brand recognition and growing acceptance of our products at existing retail accounts. We believe that our marketing programs, product designs and product quality, and our relationships with our retailers contributed to this increased demand and market penetration. Growth of our revenues will depend in part on the demand for our products by consumers, our ability to effectively distribute our products and our ability to design products consistent with the changing fashion interests of boardsports participants and those who affiliate themselves with the broader action sports youth lifestyle.
       Our gross margins are affected by our ability to accurately forecast demand and avoid excess inventory by matching purchases of finished goods to pre-season orders, which decreases our percentage of sales at discount or close-out prices. Gross margins are also impacted by our ability to control our sourcing costs and, to a lesser extent, by changes in our product mix. If we misjudge forecasting inventory levels or our sourcing costs increase and we are unable to raise our prices, our gross margins may decline.
       We currently source substantially all of our products as finished goods from third-party manufacturers located primarily in China, Taiwan, India, Macau and Sri Lanka. As a result, we may be adversely affected by the disruption of trade with these countries, the imposition of new regulations related to imports, duties, taxes and other charges on imports, and significant decreases in the value of the dollar against foreign currencies. We seek to mitigate the possible disruption in product flow by diversifying our manufacturing across numerous manufacturers in these countries and by using manufacturers in countries that we believe to be politically stable.
       We do not enter into long-term contracts with our third-party manufacturers. Rather, we typically enter into contracts with each manufacturer to produce one or more product lines for a particular selling season. This strategy has enabled us to maintain flexibility in our sourcing.
       Over the past five years, our selling, general and administrative expenses have increased on an absolute dollar basis as we have increased our spending on marketing, advertising and promotions, strengthened our management team and hired additional personnel. We have been able to leverage these expenses over a growing base of revenues, which has resulted in a decrease of selling, general and administrative expense as a percentage of revenues from 34.8% in 2000 to 27.0% in 2004. We expect our selling, general and administrative expenses in absolute dollars to increase in future periods as we continue to develop our infrastructure domestically and abroad, increase our brand recognition through advertising and marketing, and incur expenses associated with operating as a public company, including compliance with the Sarbanes-Oxley Act of 2002. We anticipate that we will continue leveraging selling, general and administrative expenses as a percentage of revenues as awareness and acceptance of the Volcom brand increase and our revenues continue to grow.
       Effective January 1, 2002, we have elected to be treated for Federal and state income tax purposes as an S corporation under Subchapter S of the Code and comparable state laws. As a result, our earnings since such election have been included in the taxable income of our stockholders for Federal and state income tax purposes, and we have not been subject to income taxes, other than California franchise taxes, on such earnings. Prior to the completion of this offering, we will terminate our S corporation status and we will become a C corporation for Federal and state income tax purposes. Prior to the termination of our S corporation status, we will declare a distribution of $20.0 million to our existing stockholders that will be equal to the estimated amount of our undistributed S corporation earnings through the date of termination of our S corporation status. This distribution will be paid out in the form of a promissory note, which will be repaid with a portion of the net proceeds from this offering. On and after the date of such termination, we will no longer be treated as an S corporation and, accordingly, we will be fully subject to Federal and state income taxes. Purchasers of shares in this offering who are not existing stockholders will not receive any portion of this S corporation distribution. The amount of this distribution will not be adjusted if our estimate is ultimately found to be inaccurate.
       All pro forma provisions for income taxes and pro forma net income data reflect adjustments for Federal and state income taxes as if we had been taxed as a C corporation rather than an S corporation.
General
       Our revenues are comprised of both our product revenues and our licensing revenues. Our product revenues are derived primarily from the sale of young mens and young womens clothing, accessories and related products under the Volcom brand name. We offer apparel and accessory products in four main categories: mens, girls, boys and snow. Product revenues also include revenues from music and film sales. Amounts billed to customers for shipping and handling are included in product revenues. Licensing revenues consist of royalties on product sales by our international licensees in Europe, Australia, Indonesia, South Africa and Brazil.
       Our cost of goods sold consists primarily of product costs, retail packaging, freight costs associated with shipping goods to customers, quality control and inventory shrinkage.
       Our selling, general and administrative expenses consist primarily of wages and related payroll and employee benefit costs, handling costs, sales and marketing expenses, advertising costs, legal and accounting professional fees, insurance, utilities and other facility related costs, such as rent and depreciation.
Results of Operations
       The following table sets forth selected items in our consolidated statements of operations for the periods presented, expressed as a percentage of revenues:

	Year Ended December 31,

	2002	2003	2004

Revenues	100.0%	100.0%	100.0%
Cost of goods sold	54.6	51.6	51.4

Gross profit	45.4	48.4	48.6
Selling, general and administrative expenses	31.7	30.1	27.0

Operating income	13.7	18.3	21.6
Other (expense) income	(0.2)	0.1	(0.1)

Income before provision for income taxes	13.5	18.4	21.5
Provision for income taxes	0.4	0.2	0.3

Net income before equity in earnings of investee	13.1	18.2	21.2
Equity in earnings of investee	0.2	0.5	0.5

Net income	13.3	18.7	21.7

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Revenues
       Revenues in 2004 were $113.2 million, an increase of $36.9 million, or 48.4%, compared to $76.3 in 2003. Revenues from our top five customers were $48.6 million in 2004, an increase of $19.2 million, or 65.5%, compared to $29.4 million in 2003, with Pacific Sunwear accounting for $13.8 million of the $19.2 million increase. Our continued revenue growth was driven primarily by increasing acceptance of our products at retail as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high quality standards and strong relationships with our retailers. The average selling price of our products remained relatively consistent with that of the prior year.
       Product revenues increased $36.2 million, or 48.7%, in 2004 to $110.6 million from $74.4 million in 2003. The increase in product revenues in 2004 resulted primarily from increased demand across all of our product categories. Of the $36.2 million increase in product revenues, increases in mens products and girls products accounted for $32.5 million of that increase. Revenues from mens products increased $18.9 million, or 44.3%, to $61.5 million in 2004 from $42.6 million in 2003, and revenues from girls products increased $13.6 million, or 62.4%, to $35.4 million in 2004 from $21.8 million in 2003.

       Licensing revenues increased 37.1% to $2.6 million in 2004 from $1.9 million in 2003. The increase in licensing revenues was a result of increased sales by our international licensees, particularly those in Europe and Australia.
       Product revenues in the United States were $93.8 million, or 84.8%, and $63.3 million, or 85.1%, of our product revenues in 2004 and 2003, respectively. Product revenues in the rest of the world consist primarily of product revenues from Canada and Japan and do not include sales by our international licensees. Such product revenues in the rest of the world were $16.8 million, or 15.2%, and $11.1 million, or 14.9%, of our product revenues in 2004 and 2003, respectively.
Gross Profit
       In 2004, gross profit increased $18.1 million, or 49.0%, to $55.0 million compared to $36.9 million in 2003. Gross profit as a percentage of revenues in 2004 increased to 48.6% compared to 48.4% in 2003. This gross margin increase was largely driven by more accurate demand forecasting and better inventory management, which decreased the need to sell our products at discount or close-out prices.
Selling, General and Administrative Expenses
       In 2004, selling, general and administrative expenses increased $7.7 million, or 33.4%, to $30.6 million compared to $22.9 million in 2003. This increase in absolute dollars was due primarily to increased payroll and payroll-related expenses of $2.0 million due to expenditures on infrastructure and personnel, increased sales commission expenses of $1.5 million resulting from our increased product revenues and increased advertising and marketing expenses of $1.5 million. Also included in selling, general and administrative expenses for 2004 are $0.9 million of outside legal fees related to a lawsuit brought against us by a former customer, an increase of $0.6 million over the $0.3 million in outside legal fees recorded in 2003 related to the same lawsuit. As a percentage of revenues, selling, general and administrative expenses decreased to 27.0% in 2004 from 30.1% in 2003 primarily due to the leveraging of our fixed costs over increased revenues. We expect our selling, general and administrative expenses to increase in absolute dollars as we hire additional personnel and incur increased costs related to the growth of our business and our operation as a public company.
Operating Income
       As a result of the factors above, operating income for 2004 increased $10.4 million to $24.4 million compared to $14.0 million in 2003. Operating income as a percentage of revenues increased to 21.6% in 2004 from 18.3% in 2003.
Other (Expense) Income
       Other expense includes net interest expense and foreign currency gains and losses. Interest expense in 2004 was $6,000 compared to interest expense of $30,000 in 2003. This was primarily due to reduced borrowings under our credit facility in 2004 compared to 2003. Foreign currency gains decreased in 2004 to $100 compared to $136,000 in 2003 due to fluctuations in the Canadian exchange rate during 2004, as well as a loss on a forward exchange contract.
Provision for Income Taxes
       For Federal and state income tax purposes, we have elected to be treated as an S corporation and, therefore, have not been subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. Our provision for income taxes was $0.4 million in 2004 and $0.2 million in 2003. We will terminate our S corporation status prior to the completion of this offering, and we will become subject to Federal and state income taxes for future periods. On a pro forma basis, our provision for income taxes would have been $10.2 million in 2004 and $5.9 million in 2003.

Net Income
       As a result of the factors above, net income increased $10.3 million, or 72.4%, to $24.6 million in 2004 from $14.3 million in 2003.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Revenues
       Revenues in 2003 were $76.3 million, an increase of $19.2 million, or 33.5%, compared to $57.1 million in 2002. Revenues from our top five customers were $29.4 million in 2003, an increase of $11.6 million, or 65.2%, compared to $17.8 million in 2002, with Pacific Sunwear accounting for $7.7 million of the $11.6 million increase. Our revenue growth was primarily driven by increasing acceptance of our products at retail as a result of marketing and advertising programs that effectively promoted our brand, a compelling product offering, high quality standards and strong relationships with our retailers. The average selling price of our products remained relatively consistent with that of the prior year.
       Product revenues increased $18.1 million, or 32.1%, in 2003 to $74.4 million from $56.3 million in 2002. Of the $18.1 million increase in product revenues, increases in mens products and girls products accounted for $17.2 million of that increase. Revenues from mens products increased $10.9 million, or 34.1%, to $42.6 million in 2003 from $31.7 million in 2002, and revenues from girls products increased $6.3 million, or 40.4%, to $21.8 million in 2003 from $15.5 million in 2002.
       Licensing revenues increased 125.5% to $1.9 million in 2003 from $0.8 million in 2002. The increase in licensing revenues was primarily a result of increased sales by our international licensees, particularly those in Europe and Australia.
       Product revenues in the United States were $63.3 million, or 85.1%, and $48.9 million, or 86.8%, of our product revenues in 2003 and 2002, respectively. Product revenues in the rest of the world consist primarily of product revenues from Canada and Japan and do not include sales by our international licensees. Such product revenues in the rest of the world were $11.1 million, or 14.9%, and $7.4 million, or 13.2%, of product revenues for the years ended December 31, 2003 and 2002, respectively.
Gross Profit
       In 2003, gross profit increased $10.9 million, or 42.1%, to $36.9 million compared to $26.0 million in 2002. Gross profit as a percentage of revenues in 2003 increased to 48.4% compared to 45.4% in 2002. This gross margin increase was due to enhanced inventory management, which enabled us to better match purchases to customer orders. We were also able to lower our cost of goods sold as a percentage of revenues in 2003 compared to 2002 by negotiating more favorable agreements with our suppliers and by introducing more rigorous cost control measures in our design and production processes.
Selling, General and Administrative Expenses
       In 2003, selling, general and administrative expenses increased $4.8 million, or 26.5%, to $22.9 million compared to $18.1 million in 2002. This increase in absolute dollars was due primarily to increased payroll and payroll-related expenses of $1.8 million due to expenditures on infrastructure and personnel, $1.1 million of increased advertising and marketing expenses and $0.6 million of increased sales commission expenses resulting from our increased product revenues. Also included in selling, general and administrative expenses for 2003 were $0.3 million in outside legal fees related to a lawsuit brought against us by a former customer. As a percentage of revenues, selling, general and administrative expenses decreased to 30.1% in 2003 from 31.7% in 2002 primarily due to the leveraging of our fixed costs over increased revenues.

Operating Income
       As a result of the factors above, operating income for 2003 increased $6.2 million to $14.0 million compared to $7.8 million in 2002. Operating income as a percentage of revenues increased to 18.3% in 2003 from 13.7% in 2002.
Other (Expense) Income
       Other expense includes net interest expense and foreign currency gains and losses. Interest expense decreased to $30,000 in 2003 from $129,000 in 2002. This decrease was primarily attributable to reduced borrowings under our credit facility in 2003. Foreign currency gains increased from zero in 2002 to $136,000 in 2003 primarily due to fluctuations in the Canadian exchange rate during 2003.
Provision for Income Taxes
       For Federal and state income tax purposes, we have elected to be treated as an S corporation and, therefore, have not been subject to Federal or state income taxes, other than California franchise taxes of 1.5% on our corporate income. Our provision for income taxes was $0.2 million in 2003 and $0.2 million in 2002. Our provision for income taxes included $90,000 for the elimination of deferred tax assets due to our election to be treated as an S corporation. On a pro forma basis, our provision for income taxes would have been $5.9 million in 2003 and $3.2 million in 2002.
Net Income
       As a result of the factors above, net income increased $6.7 million, or 87.3%, to $14.3 million in 2003 from $7.6 million in 2002.
Seasonality and Quarterly Results
       The following table sets forth our quarterly consolidated statement of operations data for the eight quarters ended December 31, 2004. The information for each quarter is derived from our unaudited interim consolidated financial statements, which we have prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003	2004	2004	2004	2004

	(In thousands)
Revenues:
Product revenues	$15,658	$17,695	$23,522	$17,514	$20,591	$23,985	$36,285	$29,740
Licensing revenues	704	225	556	392	640	388	928	618

Total revenues	16,362	17,920	24,078	17,906	21,231	24,373	37,213	30,358
Cost of goods sold	8,233	9,777	12,038	9,336	10,824	12,207	19,312	15,862

Gross profit	8,129	8,143	12,040	8,570	10,407	12,166	17,901	14,496
Selling, general and administrative expenses	5,442	5,545	5,822	6,110	7,578	6,755	8,107	8,145

Operating income	2,687	2,598	6,218	2,460	2,829	5,411	9,794	6,351
Other (expense) income	27	79	17	(17)	6	(80)	17	51

Income before provision for income taxes	2,714	2,677	6,235	2,443	2,835	5,331	9,811	6,402
Provision for income taxes	35	43	83	53	47	85	139	103

Net income before equity in earnings (loss) of investee	2,679	2,634	6,152	2,390	2,788	5,246	9,672	6,299
Equity in earnings (loss) of investee	292	(160)	362	(87)	363	(131)	431	(75)

Net income	$2,971	$2,474	$6,514	$2,303	$3,151	$5,115	$10,103	$6,224

       Historically, we have experienced greater revenues in the second half of the year than those in the first half due to a concentration of shopping around the fall and holiday seasons and pricing differences between our products sold during the first and second half of the year, as products we sell in the fall and holiday seasons generally have higher prices per unit than products we sell in the spring and summer seasons. We typically sell more of our summer products (boardshorts and t-shirts) in the first half of the year and a majority of our winter products (pants, long sleeve shirts, sweaters, fleece, jackets and outerwear) in the second half of the year. We anticipate that this seasonal impact on our revenues is likely to continue. Over the past two years, approximately 58% of our revenues, 58% of our gross profit and 65% of our operating income were generated in the second half of the year, with the third quarter generally generating most of our operating income due to fall, holiday and snow shipments. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.
       As a result of the effects of seasonality, particularly in preparation for the fall and holiday shopping seasons, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods, we have historically borrowed under our credit facility.
Liquidity and Capital Resources
       Our primary cash needs are working capital and capital expenditures. Historically, we have generally financed these needs with operating cash flows and borrowings under our credit facilities. These sources of liquidity may be impacted by fluctuations in demand for our products, ongoing investments in our infrastructure and expenditures on marketing and advertising.

       The following table sets forth, for the periods indicated, our beginning balance of cash and cash equivalents, net cash flows from and used in operating, investing and financing activities and our ending balance of cash and cash equivalents:

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Cash and cash equivalents at beginning of year	$418	$1,141	$5,079
Cash flow from operating activities	4,350	10,820	19,424
Cash flow used in investing activities	(344)	(257)	(812)
Cash flow used in financing activities	(3,283)	(6,625)	(13,332)

Cash and cash equivalents at year end	$1,141	$5,079	$10,359

       Cash from operating activities consists primarily of net income adjusted for certain non-cash items including depreciation, deferred income taxes, equity in earnings of investee net of dividends received, provision for doubtful accounts, and the effect of changes in working capital and other activities. In 2004, cash provided by operating activities was $19.4 million and consisted of net income of $24.6 million, adjustments for non-cash items of $0.1 million and $(5.3) million used by working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $6.8 million due to the increase in revenues for the period, partially offset by an increase in accounts payable of $1.5 million and accrued expenses of $0.3 million.
       In 2003, cash from operating activities was $10.8 million and consisted of net income of $14.3 million, adjustments for non-cash items of $(0.1) million and $(3.4) million used by working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $2.2 million and in inventory of $1.6 million due to the increase in revenues for the period, and an increase in prepaid expenses and other current assets of $0.3 million. These increases in working capital were partially offset by an increase in accounts payable of $0.6 million and income taxes payable of $0.1 million.
       In 2002, cash from operating activities was $4.4 million and consisted of net income of $7.6 million, adjustments for non-cash items of $0.4 million and $(3.6) million used by working capital and other activities. Working capital and other activities consisted primarily of increases in accounts receivable of $1.4 million and in inventory of $1.2 million due to the increase in revenues for the period and a decrease in income taxes payable of $0.8 million.
       Cash used in investing activities was $0.8 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively. During 2004, we purchased additional shares of our cost method investee, Volcom Australia, for $0.3 million. Capital expenditures were $0.6 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively. The increase in capital expenditures was primarily attributable to our increased investment in our warehouse facility to accommodate increased shipping needs and our increased investment in information technology to improve our operational efficiency. We anticipate incurring capital expenditures of approximately $3.0 million in 2005, which primarily consist of the purchase of real property popularly named the “Volcom House” on the North Shore of Oahu for $2.0 million in order to provide a facility for our surf team and to market our brand.
       Cash used in financing activities was $13.3 million, $6.6 million and $3.3 million in 2004, 2003 and 2002, respectively. Cash used in financing activities during 2004 consisted primarily of $13.3 million in cash distributions paid to our stockholders out of undistributed S corporation earnings. Cash used in financing activities during 2003 consisted primarily of $5.4 million in cash distributions paid to our stockholders out of undistributed S corporation earnings and net repayments of $1.2 million in borrowings under our credit facility. Cash used in financing activities during 2002 consisted primarily of $2.8 million in cash distributions paid to our stockholders out of undistributed S corporation earnings and net repayments of $0.4 million in borrowings under our credit facility.

       Other than the $20.0 million distribution of our estimated undistributed S corporation earnings to our existing stockholders, we currently have no material cash commitments, except our normal recurring trade payables, expense accruals, operating leases, capital leases and athlete endorsement agreements, all of which are currently expected to be funded through existing working capital and future cash flows from operations. We believe that our cash and cash equivalents, cash flow from operating activities and available borrowings under our credit facility will be sufficient to meet our capital requirements for at least the next twelve months, other than the distribution of our estimated undistributed S corporation earnings, which will be funded in part by the net proceeds of this offering.
Credit Facilities
       In August 2003, we entered into a credit agreement with Bank of the West for an $8.0 million committed, secured line of credit, which was increased to $10.0 million in October 2004. The credit facility, which expires on May 31, 2006, is used to fund our working capital requirements. The credit facility is secured by substantially all of our assets, and contains a $4.0 million sub-limit for letters of credit and a $2.5 million sub-limit for acquisitions. Borrowings under this facility bear interest, at our option, either at the prime rate (5.25% at December 31, 2004) or LIBOR plus 1.50%. This credit facility includes certain restrictive covenants, including requirements that we maintain specified minimum levels for net profit after tax (as defined), tangible net worth and our current ratio. At December 31, 2004, we were in compliance with all such restrictive covenants. At December 31, 2004, there were no outstanding borrowings under this credit facility.
Contractual Obligations and Commitments
       We do not have any off-balance sheet arrangements or outstanding balances on our credit facility. The following table summarizes the total amount of future payments due in various future periods:

	Payments Due by Period

		Less Than			More Than
	Total	One Year	1-3 Years	3-5 Years	Five Years

	(In thousands)
Operating lease obligations	$3,116	$718	$1,347	$1,051	$—
Capital lease obligations	388	105	173	110	—
Professional athlete sponsorships	7,801	2,948	4,478	375	—
Contractual letters of credit	431	431	—	—	—

Total	$11,736	$4,202	$5,998	$1,536	$—

       We lease certain land and buildings under non-cancelable operating leases. The leases expire at various dates through 2009, excluding extensions at our option, and contain provisions for rental adjustments, including in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.
       We lease computer and office equipment pursuant to capital lease obligations. These leases bear interest at rates ranging from 3.4% to 13.7% per year, and expire at various dates through October 2009.
       We establish relationships with professional athletes in order to promote our products and brand. We have entered into endorsement agreements with professional skateboarding, snowboarding and surfing athletes. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the precise amounts that we will be required to pay under these agreements as they are subject to many variables. The amounts listed above are the approximate amounts of the minimum obligations required to be paid under these contracts. The additional estimated maximum amount that could be paid under our existing contracts, assuming that all bonuses, victories and similar incentives are achieved during a five year period, is approximately

$1.2 million. The actual amounts paid under these agreements may be higher or lower than the amounts discussed above as a result of the variable nature of these obligations.
       Our contractual letters of credit have maturity dates of less than one year. We use these letters of credit to purchase finished goods.
Quantitative and Qualitative Disclosure About Market Risk
Foreign Currency Risk
       All of our sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. In 2004 and 2003, we derived 7.4% and 7.2% of our product revenues, respectively, from sales in Canada. As a result, we are exposed to fluctuations in the value of Canadian dollar denominated receivables and payables, foreign currency investments, primarily consisting of Canadian dollar deposits, and cash flows related to repatriation of those investments. A strengthening of the Canadian dollar relative to the U.S. dollar could negatively impact the profitability of our products sold in Canada, the value of our receivables, as well as the value of repatriated funds we may bring back to the United States. Account balances denominated in Canadian dollars are marked-to-market every period using current exchange rates and the resulting changes in the account balance are included in our income statement as other (expense) income.
       As our Canadian accounts receivable, accounts payable and cash balance represent a small portion of our total assets and liabilities, we do not generally hedge our exposure to foreign currency rate fluctuations. In September 2004, however, we entered into a forward exchange contract intended to hedge $0.6 million of exposure related to the repatriation of funds from Canada. This contract had a total duration of two months and was settled in November 2004. We do not currently have any outstanding forward exchange contracts. We may enter into similar forward exchange contracts in the future in order to hedge our exposure to foreign currencies.
       We generally purchase finished goods from our manufacturers in U.S. dollars. However, we source substantially all of these finished goods abroad and their cost may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could increase our costs. If we are unable to increase our prices to a level sufficient to cover the increased costs, it could adversely affect our margins and we may become less price competitive with companies who manufacture their products in the United States.
Interest Rate Risk
       We maintain a $10.0 million secured credit facility with no balance outstanding at December 31, 2004. Borrowings under this facility bear interest, at our option, either at the prime rate (5.25% at December 31, 2004) or LIBOR plus 1.50%. Based on the average interest rate on our credit facility during 2004, and to the extent that borrowings were outstanding, we do not believe that a 10% change in interest rates would have a material effect on our results of operations or financial condition.
Backlog
       We typically receive the bulk of our orders for each of our seasons up to four months prior to the date the products are shipped to customers. Generally, these orders are not subject to cancellation prior to the date of shipment. At December 31, 2004, our order backlog was approximately $32 million, compared to approximately $18 million at December 31, 2003. For a variety of reasons, including the timing of shipments, timing of order deadlines, timing of receipt of orders, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period. For these reasons, backlog figures in one year may not be directly comparable to backlog figures in another year when measured at the same date.

Vulnerability Due to Concentrations
       Our customer base includes over 1,100 accounts that operate approximately 2,900 store locations and 11 distributors in international territories not serviced by one of our licensees. Our customer Pacific Sunwear accounted for approximately 27% of our product revenues in 2004 and approximately 22% of our product revenues in 2003. We cannot assure you that Pacific Sunwear will continue to represent such a significant percentage of our product revenues in the future. If Pacific Sunwear chooses to slow its rate of purchases of our products, decrease its purchases of our products or no longer purchase our products, our revenues and results of operations could be adversely affected.
       We do not own or operate any manufacturing facilities and source our products from independently-owned manufacturers. During 2004, we contracted for the manufacture of our products with approximately 30 foreign manufacturers and three domestic screen printers. Purchases from Ningbo Jehson Textiles and China Ningbo CIXI totaled approximately 12% and 11%, respectively, of our product costs in 2004, and 11% and 9%, respectively, of our product costs in 2003.
Critical Accounting Policies
       Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.
Revenue Recognition
       Revenues are recognized upon shipment, at which time transfer of title occurs and risk of ownership passes to the customer. Generally, we extend credit to our customers and do not require collateral. Our payment terms are typically net-30 with terms up to net-120 for snow category products. None of our sales agreements with any of our customers provides for any rights of return. However, we do approve returns on a case-by-case basis at our sole discretion to protect our brand and our image. Allowances for estimated returns are provided when product revenues are recorded based on historical experience and are reported as reductions in product revenues. Allowances for doubtful accounts are reported as a component of selling, general and administrative expenses when they arise.
       Licensing revenues are recorded when earned based on a stated percentage of the licensees’ sales of Volcom branded products.
Accounts Receivable
       Throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer’s current creditworthiness. We continuously monitor our collections and maintain an allowance for doubtful accounts based on our historical experience and any specific customer collection issues that have been identified. Historically, our losses associated with uncollectible accounts have been consistent with our estimates, but there can be no assurance that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our customers could have an adverse impact on our profits.
Inventories
       We value inventories at the lower of the cost or the current estimated market value of the inventory. We regularly review our inventory quantities on hand, and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly. The demand for our products could be negatively affected by many factors, including the following:

•	unanticipated changes in consumer preferences;

•	weakening economic conditions;

•	terrorist acts or threats;

•	reduced consumer confidence in the retail market; and

•	unseasonable weather.
       Some of these factors could also interrupt the production and importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and market value could be inaccurate, which could result in excess and obsolete inventory.
Long-Lived Assets
       We acquire assets in the normal course of our business. We evaluate the recoverability of the carrying amount of these long-lived assets (including fixed assets) whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Impairments, if any, would be recognized in operating earnings. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.
Investments in Unconsolidated Investees
       We account for our investments in unconsolidated investees using the cost method if we do not have the ability to exercise significant influence over the operating and financial policies of the investee. We assess such investments for impairment when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. If, and when, an event or change in circumstances that may have a significant adverse effect on the fair value of the investment is identified, we estimate the fair value of the investment and, if the reduction in value is determined to be other than temporary, we record an impairment loss on the investment.
       We account for our investments in unconsolidated investees using the equity method of accounting if we have the ability to exercise significant influence over the operating and financial policies of the investee. We evaluate such investments for impairment if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment. If, and when, an event is identified, we estimate the fair value of the investment and, if the reduction in value is determined to be other than temporary, we record an impairment loss on the investment.
       On April 1, 2005, we sold our 34% investment in Volcom Europe, our European licensee, for $1.4 million. Under the terms of the sale agreement, Volcom Europe will continue to function as our licensee until the expiration of its license agreement on December 31, 2006. The carrying value of our investment in Volcom Europe was $1.3 million at December 31, 2004.
Athlete Sponsorships
       We establish relationships with professional athletes in order to promote our products and brand. We have entered into endorsement agreements with professional skateboarding, snowboarding and surfing athletes. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the precise amounts we will be required to pay under these agreements, as they are subject to many variables. The actual amounts paid under these agreements may be higher or lower than expected due to the variable nature of these obligations. We expense these amounts as they are incurred.
Income Taxes
       For Federal and state income tax purposes, we have elected to be treated as an S corporation under Subchapter S of the Code and comparable state laws. Accordingly, our existing stockholders report their proportionate share of our taxable income on their individual income tax returns. Therefore, no provision or liability for Federal income tax has been included in our consolidated financial statements. However, we are subject to California franchise taxes of 1.5% on our corporate income and a provision for these taxes is included in our consolidated financial statements.
       Upon the termination of our S corporation status, we will record a net deferred tax liability which we estimate to be approximately $0.2 million at December 31, 2004. Management’s judgment is required in assessing the realizability of our deferred tax assets. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of our deferred tax assets. If we determine that it is more likely than not that these assets will not be realized, we would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on our judgment. If we subsequently determined that the deferred tax assets that had been written down would, in our judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.
Foreign Currency Translation
       All of our sales have been made in U.S. dollars except for sales made in Canada, which are made in Canadian dollars. As a result, we are exposed to transaction gains and losses that result from movements in foreign currency exchange rates between the local Canadian currency and the U.S. dollar. As our Canadian sales, accounts receivable, accounts payable and Canadian cash balance are a small portion of our revenues, assets and liabilities, we do not generally hedge our exposure to foreign currency rate fluctuations, therefore we are exposed to foreign currency risk. Changes in foreign currency rates are marked-to-market every period and are reflected in our income statement. A strengthening of the Canadian dollar relative to the U.S. dollar could negatively impact the demand for our products sold in Canada.
Recent Accounting Pronouncements
       In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, and in December 2003, issued FIN 46(R) (revised December 2003), Consolidation of Variable Interest Entities — an Interpretation of ARB 51. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the variable interest entity do not have the characteristics of a controlling financial interest, do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and/or have voting rights that are not proportionate to their economic interests. The adoption of FIN 46 and FIN 46(R) did not have a material impact on our consolidated financial position or results of operations, because we have no investments in, nor are we the primary beneficiary of, any variable interest entities.
       In December 2003, the Securities and Exchange Commission, or the SEC, released Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition, which supersedes SAB 101, Revenue Recognition in the Financial Statements. SAB No. 104 clarifies existing guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The adoption of SAB No. 104 did not have a material impact on our consolidated financial position or results of operations.

       In March 2004, the FASB ratified EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF Issue No. 03-01 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. We have adopted both the disclosure provisions and the impairment evaluation guidance of EITF Issue No. 03-1 for our cost method investment in Volcom Australia. The adoption of such guidance did not have a material impact on our consolidated financial position or results of operations.
       In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an Amendment of ARB No. 43, Chapter 4. Statement of Financial Accounting Standards, or SFAS, No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our consolidated financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments over the requisite service period. The standard will become effective for us on January 1, 2006. As we do not currently have any outstanding or unvested stock options that have been issued to employees, the impact on our net income will be dependent upon the number of options granted prospectively and the valuation technique selected. The adoption of this standard will have no impact on our cash flows or on the accounting for our options granted to nonemployee service providers.

BUSINESS
Introduction
       We are an innovative designer, marketer and distributor of premium quality young mens and young womens clothing, accessories and related products under the Volcom brand name. We believe that we have one of the world’s leading brands in the action sports industry, built upon our history in the boardsports of skateboarding, snowboarding and surfing. Our position as a premier brand in these three boardsports differentiates us from many of our competitors within the broader action sports industry and has enabled us to generate strong growth in revenues and operating income. We have increased revenues from $36.6 million in 2000 to $113.2 million in 2004, representing a compound annual growth rate of 32.6%. Over the same five year period, we have increased operating income from $1.5 million in 2000 to $24.4 million in 2004.
       Our clothing, which includes t-shirts, fleece, bottoms, tops, jackets, boardshorts, denim and outerwear, combines fashion, functionality and athletic performance. Our designs are infused with artistic elements that we believe differentiate our products from those of our competitors. We develop and introduce products that we believe set the industry standard for style and quality in each of our product categories. We seek to offer products that appeal to both boardsport participants and those who affiliate themselves with the broader action sports youth lifestyle.
       The Volcom brand, symbolized by The Stone , is athlete-driven, innovative and creative. We have consistently followed our motto of “youth against establishment,” and our brand is inspired by the energy of youth culture. We reinforce our brand image through the sponsorship of world-class athletes, targeted grassroots marketing events, distinctive advertising, and by producing and selling music under our Volcom Entertainment label and boardsports-influenced films through Veeco Productions, our film division. We believe our multi-faceted marketing approach integrates our brand image with the lifestyles and aspirations of our consumers.
       We seek to enhance our brand image by controlling the distribution of our products. We sell to retailers that merchandise our products in an environment that supports and reinforces our brand and that provide a superior in-store experience. This strategy has enabled us to develop strong relationships with key boardsport and youth lifestyle retailers that share our focus. As of April 1, 2005, our customer base of retailers included over 1,100 accounts that operated approximately 2,900 store locations. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. Our products are sold over the Internet through selected authorized online retailers. We operate one Volcom branded retail store, 126 La Brea, in Los Angeles, California, where we are able to carry our brand message directly to our target market.
       Volcom branded products are currently sold throughout the United States and in over 40 countries internationally. We serve the United States, Canada and Puerto Rico directly through our in-house sales personnel and independent sales representatives. We also sell to distributors in Japan, Korea and Central America. We license our brand in other areas of the world, including Europe, Australia, Indonesia, South Africa and Brazil, to entities that we believe have valuable local market insight and strong relationships with retailers in their respective territories. We receive a royalty on the sales of Volcom branded products by our licensees. In April 2005, we sold our 34% ownership interest in Volcom Europe, the Volcom licensee for Europe. Pursuant to our international growth strategy, we intend to establish our own operations in Europe in 2007 after our licensing agreement with Volcom Europe expires.
       We were founded in 1991 by Richard Woolcott and Tucker Hall in Orange County, California, the epicenter of boardsports culture. We were the first apparel company founded on the boardsports of skateboarding, snowboarding and surfing. Our founders set out to build a company that combined their passion for these sports with Richard’s love of art, music and film. Since that time, Richard has led a committed, talented management team to create one of the leading boardsport brands in the world.

Business Strengths
       Our business strengths, which have enabled us to enhance, control and protect the Volcom brand image while generating strong financial performance, include the following:

•	Established, Authentic Lifestyle Brand. We believe the Volcom brand represents a differentiated, athlete-driven, youthful and creative image built on quality, innovation and performance. Our brand image is enhanced by our integrated marketing, promotion and sponsorship programs, our strong retail relationships, and a corporate culture and organizational mindset that reflect our passion for the action sports youth lifestyle. We carefully control and deploy our brand, which has enabled Volcom to develop into a well-established, highly recognized, premium lifestyle brand. We believe that the strength and authenticity of our brand is a competitive advantage and an integral part of our success.

•	Creative and Innovative High Quality Products. We consistently offer fresh and exciting high quality products that incorporate an innovative mix of colors, embellishments, fabrics and performance features, which reflect the lifestyle of the Volcom consumer. Our design teams are able to develop leading-edge products by remaining closely connected with our consumers and by constantly monitoring broader fashion trends. We enhance the performance and functionality of our products by working with our sponsored athletes during the design process. In addition, we solicit feedback from our retailers and sales representatives to help us identify and react to changing consumer trends and preferences. We believe that this approach enables us to offer products that differentiate us from our competitors and increase our brand recognition.

•	Integrated Marketing Strategy. We take an integrated marketing approach that seeks to communicate our brand message through diverse media. Our brand combines art and creativity with the action sports youth lifestyle. Our marketing efforts include athlete sponsorship, Volcom branded events, print advertisements, our featured artist series, and our 126 La Brea retail store, as well as original music and film content produced by our Volcom Entertainment label and Veeco Productions division, respectively. Our marketing programs are conceived and implemented by our in-house staff, allowing us to maintain creative control over all aspects of our marketing and advertising.

•	Selective Distribution Model. We selectively distribute our products to protect our brand. We sell our products to retailers that provide an environment that supports and reinforces our brand image. We regularly evaluate our retailers to ensure they continue to meet our standards for quality and presentation. We believe that our selective distribution model fosters collaborative relationships with our retailers, and enables us to provide input on the assortment, display and positioning of our products.

•	Strong Retailer Relationships. We view our retailers as an extension of us. We collaborate with our retailers, particularly the independent boardsport shops that are at the forefront of interaction with boardsports enthusiasts, to identify consumer trends and demands. The foundation of our relationships with our retailers is our ability to design high quality products that attract consumers, combined with our commitment to deliver these products in a timely manner. We strengthen these relationships by supporting our retailers through the use of various in-store marketing displays and events. These displays, such as in-store build-outs and racks, add to the visual appeal of the store, promote the Volcom brand and secure floor space devoted exclusively to our products. In addition, we sponsor events and programs at our retailers, including autograph signings and boardsport demonstrations with our team riders. We believe our commitment to our retailers fosters loyalty and support.

•	Flexible, Efficient Sourcing Model. Our products are produced by third-party manufacturers that we select, evaluate and monitor to ensure compliance with our quality and cost requirements. We have developed processes that allow us to maintain control over critical aspects of the production process while enhancing production flexibility and capacity. Since we purchase finished goods from our manufacturers and have limited purchases of raw materials, we are able to reduce our raw materials inventory risk and limit the impact of fluctuations in commodity prices on our profitability. Our sourcing model enables us to reduce the capital expenditures and labor costs associated with maintaining an in-house manufacturing capability while taking advantage of lower cost, high-quality foreign production capacity, which contributes to our overall profitability.

•	Proven Management Team With Longstanding Connection to Target Market. Our senior management team has substantial experience as both boardsports apparel professionals and boardsports enthusiasts, providing valuable insight into the expectations of our consumers. Our President and Chief Executive Officer, Richard Woolcott, was a member of the United States Surfing Team, the National Scholastic Surfing Association, or NSSA, National Team and a sponsored athlete and surfing coach for Quiksilver. In 2003, Richard was awarded the Industry Achiever of the Year Award by the Surf Industry Manufacturers Association, or SIMA, and in 2004, Richard was inducted into the NSSA Hall of Fame. Prior to founding Volcom in 1991, Richard worked in the marketing and promotions department of Quiksilver. Our Vice President of Marketing, Troy Eckert, was a professional surfer, a member of the NSSA National Team and a sponsored athlete for Quiksilver before joining us. Richard and Troy, along with our Chief Operating Officer, Jason Steris, Chief Financial Officer, Doug Collier, and Vice President of Sales, Tom Ruiz, are all boardsports participants and have an average of approximately 12 years experience in our organization and an average of approximately 19 years experience in the boardsports apparel industry. As a result of our efforts, we were awarded the 2003 SIMA Manufacturer of the Year award. We believe the talent and passion of our management team is also reflected in the strong growth of our revenues and profitability.

Growth Strategy
       Our goal is to continue to build upon the strong consumer awareness, authentic reputation and differentiation of our brand in order to increase our revenues and profitability. Key elements of our growth strategy are as follows:

•	Expand the Reach of Our Brand. We plan to continue building and reinforcing the authenticity and credibility of our brand with boardsports participants and the larger market of consumers who associate themselves with the broader action sports youth lifestyle. We believe that our 14 year history has provided us with the skills, experience and tools to expand the reach of our brand without losing touch with our boardsports heritage. By promoting our brand message, we seek to strengthen our connection with consumers and to increase demand for our products. These brand growth strategies include expanding and enhancing our multi-sport team rider program, sponsoring additional grassroots Volcom branded events, continuing to create distinctive advertising pieces and selectively opening branded retail stores in certain markets throughout the world using our profitable 126 La Brea Volcom branded retail store as a model.

•	Increase Productivity of Existing Retailers. We intend to generate revenues and earnings growth by working with our existing retailers to increase sales of our products through Volcom designed in-store marketing displays and promotional events. By increasing the use of in-store racks, wall units and point of purchase materials, we enable retailers to create an environment consistent with the Volcom image and to display, stock and sell a greater volume of our products. We believe that increased use of the in-store marketing displays will foster commitment among our retailers and increase consumer recognition of our brand and The Stone. In order to further build commitment from our retailers, we plan to continue sponsoring in-store autograph sessions and boardsport demonstrations with our team riders.

•	Focus on International Distribution. We believe that international distribution represents a substantial growth opportunity for us. We currently serve various international markets through licensing arrangements and distributors that work with retailers in their respective territories. One of our growth strategies is to assume direct control over some of our international distribution. By assuming an increased role in our international distribution, we believe that we can leverage our brand building and marketing expertise to increase penetration of our products in international markets. We may also generate cost savings by combining product manufacturing and sourcing processes for our domestic and international distribution. We have begun to implement this strategy by taking the initial steps necessary to establish our own operations in Europe once our licensing agreement expires for this territory on December 31, 2006. Increasing our focus on international distribution will enable us to generate operating efficiencies and to better manage our brand positioning abroad, which we believe will result in increased revenues and profitability.

•	Selectively Enhance and Expand Our Product Offerings. We intend to develop and introduce innovative products and product lines that embody our high standards of design, performance and innovation. We believe that significant potential exists in our boys category and our outerwear, boardshorts and denim products, which collectively represented only 22% of our product revenues in 2004. In addition, we intend to develop natural product extensions that can be sold through our current distribution channels.

Target Market
       We believe teens and young adults are the primary participants in boardsports and that this concentrated interest among teens and young adults represents a particularly appealing market given their spending habits on fashion-related apparel. According to Teenage Research Unlimited, an independent market research firm, spending by U.S. teens was projected to be $169 billion in 2004 and has increased at an average of 5% per year over the past seven years.
       According to Board-Trac, an independent market research firm, retail sales in the United States for apparel, equipment and accessories related to action sports (which includes boardsports, BMX, motocross and other similar activities) were estimated to be approximately $12.1 billion in 2003. We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers who actually participate in an action sport, but also those who seek brands that fit a desired action sports image. We believe that events such as the X Games, the inclusion of snowboarding as a medal event in the Winter Olympics and the national recognition of leading boardsport athletes have broadened general awareness of the action sports youth lifestyle.
Products
       We design and distribute an innovative collection of young mens and young womens clothing and accessories that we believe has a connection to the boardsports of skateboarding, snowboarding and surfing. Our products are created for participants in these sports, as well as those who affiliate themselves with the broader action sports youth lifestyle. All of our clothes and accessories are sold under the Volcom brand and typically retail at premium prices.
       We have four primary product categories: mens, girls, boys and snow. The principal products sold within these categories are:
       T-Shirts and Fleece. We believe our prints and designs distinguish our t-shirts and fleece from those of our competitors and are staple items for our consumers. The majority of these items display a distinctive art style, utilizing unique treatments, placements of screened images, designs and embroideries. On some of our t-shirts and fleece, we promote our Featured Artist Series, a program in which we work closely with boardsports athletes and relevant artists associated with our target market to design certain products. Most pieces prominently display the Volcom name or The Stone. The typical U.S. retail price for our t-shirts ranges from approximately $19 to $32, and from approximately $48 to $64 for our fleece.
       Tops, Jackets and Suits. Our knit and woven tops, casual jackets, blazers and suits are recognizable for their bold and creative styling. Many of our designs are built on traditional fashions, with a distinctive Volcom image or style feature that creates a distinguishing look our consumers have come to expect. The typical U.S. retail price for these items ranges from approximately $36 to $64 for knit and woven tops and approximately $50 to $190 for a casual jacket, blazer or suit.
       Bottoms. We design a variety of casual and dress pants, shorts and skirts. Our bottoms are generally made using cotton or cotton-blend fabrics. Our bottoms are designed to be both functional and distinctive and generally have one or more elements that provide a unique Volcom look. The typical U.S. retail price for our bottoms ranges from approximately $44 to $54 for shorts or skirts and approximately $50 to $70 for casual dress pants.
       Denim. We first introduced our Volcom brand jeans in 1993 and they have become one of our most popular product lines. The design and construction of our denim products is directly influenced by our skateboard team. We offer denim products in a variety of washes and fits to suit individual preferences for appearance and functionality. The typical U.S. retail price for our denim products ranges from approximately $50 to $125.
       Boardshorts. We introduced our boardshorts line in 1992. Our boardshorts are designed with input from our surf team and incorporate technical features such as welded seams, mesh paneling and enhanced waterproof zipper fly technology. Our boardshorts are known for their art inspired prints and unique embellishments. The typical U.S. retail price for our boardshorts ranges from approximately $40 to $64.
       Outerwear. Our outerwear products, which were introduced in 2000, consist of technically advanced jackets and pants that are designed to meet the demands of snowboarding and other outdoor winter sports. Our outerwear is designed with a number of technical features and fabrics and includes significant input from our snowboard team. Some of the technical aspects of our outerwear include taped and welded seam construction, waterproof zippers and our patent pending Zip-Tech jacket/pant connection system. We believe that our outerwear provides consumers with a distinctive mix of fashion and technical performance, which distinguishes it from many of our competitors’ products. The typical U.S. retail price for our outerwear ranges from approximately $100 to $290 for pants and approximately $140 to $445 for jackets.
       Accessories. We also sell a variety of accessories such as hats, wallets, ties, belts and bags to complement our clothing lines. The typical U.S. retail price for our accessories ranges from approximately $20 for hats to approximately $190 for large bags.
       Our product categories are offered in a variety of lines. Each of these lines has unique fashion and design characteristics that broaden the overall Volcom offering. We also partner with our team riders to design certain signature product styles, called Vco.Operative, such as the following:

•	three denim styles designed in conjunction with professional skateboarders Geoff Rowley, Mark Appleyard and Dustin Dollin;

•	a limited edition blazer designed and inspired by professional snowboarder and skateboarder Shaun White; and

•	the Bruce Irons Amphibulator boardshort, which includes high performance features inspired and tested by professional surfer Bruce Irons.
       We also generate revenues from the sale of music produced by our label, Volcom Entertainment, and films produced by Veeco Productions, our film production division.
Product Design
       We believe that our reputation for creativity and innovation enables us to design products that continuously evolve in style and functionality while remaining attractive to consumers in our target market and to our retail accounts. We have put in place design processes that we believe allow us to respond quickly to changing consumer tastes and preferences.
       We employ a 26-person design team located in our Orange County, California headquarters. This team is organized into groups that separately focus on our mens, girls, boys and snow categories. In addition to our in-house design team, each of our international licensees employs designers and merchandisers to create products that reflect local trends, while maintaining our brand image. Our in-house design team and designers from our international licensees generally meet several times each year to collaboratively develop designs that reflect fashion trends from around the world. Additionally, design teams for each product category participate in at least three trips per year to locations known for their influence on fashion and style, such as New York, Paris, London and Tokyo. Our domestic designers and those of our international licensees share the majority of our seasonal styles, resulting in a consistent look for Volcom products sold worldwide. We also involve our team riders and core retail accounts in the design process. We believe that team rider input adds to the style and functionality of our products and reinforces the credibility and authenticity of our brand. We also believe that involving our retailers provides us with additional insight into consumer preferences.
       Our design calendar is typically organized around four major seasons: spring/ summer, fall, snow and holiday. As a result of the feedback gathered from our sponsored athletes and core retailers, we are able to incorporate new looks and features into each season’s product line. These changes range from evolutions within our basic product lines to creating new fashion-forward styles.
Manufacturing and Sourcing
       We generally contract for the manufacture of each of our product lines separately based on our fabric and design requirements. We do not own or operate any manufacturing facilities, and source our products from independently-owned manufacturers. Our apparel and accessories are generally purchased or imported as finished goods, and we purchase only a limited amount of raw materials. Our manufacturers operate facilities using advanced machinery and equipment, and we believe these manufacturers represent some of the strongest in their industry. In 2004, we imported over 80% of our products from China, Taiwan, India, Macau, Sri Lanka and Mexico, with Asia Pacific manufacturers producing the majority of our imported products. Our t-shirts are screened in the United States, which has resulted in short lead times and has enabled us to react quickly to reorder demand from our retailers and distributors.
       We have developed a sourcing process that allows us to maintain production flexibility and to avoid the capital expenditures and ongoing costs of operating an in-house manufacturing function. During 2004, we contracted for the manufacture of our products with approximately 30 foreign manufacturers and three domestic screen printers. Other than Ningbo Jehson Textiles and China Ningbo CIXI, two of our manufacturers located in China that accounted for 12% and 11% of our product costs during 2004, respectively, no single manufacturer of finished goods accounted for more than 10% of our production expenditures during 2004. We do not have any long-term contracts with our manufacturers, choosing instead to retain the flexibility to re-evaluate our sourcing and manufacturing decisions. We evaluate our vendors primarily on the quality of their work, ability to deliver on time and cost. Representatives from our design and production staff visit and formally assess our foreign contract manufacturers approximately six times per year. We also use the services of third parties to assist us in quality control and to ensure that our manufacturers are in compliance with applicable labor practices. We believe that our commitment to quality control and our monitoring procedures are an important and effective means of maintaining the quality of our products and our reputation among consumers.
       We work directly with local sourcing agents aligned with foreign contract manufacturers to direct our production needs to factories that meet our quality and timing needs. We typically choose our manufacturers based on their expertise in specific product lines. Many of our manufacturers specialize in multiple product lines, allowing us to reallocate orders, if necessary, to manufacturers with whom we have established relationships. We believe this enhances the efficiency and consistency of our sourcing operations. In addition, we maintain relationships with numerous qualified manufacturers that are available to provide additional capacity on an as-needed basis. We regularly research, test and add alternate and back-up manufacturers to our network to ensure that we maintain a constant flow of products in order to meet the needs of our retailers and distributors.

       We arrange for the production of a majority of our products primarily based on orders received. We have traditionally received a significant portion of our customer orders prior to placement of our initial manufacturing orders. We use these early season orders, and our experience, to project overall demand for our products in order to secure manufacturing capacity and to enable our manufacturers to order sufficient raw materials. We believe that our ability to effectively forecast seasonal orders, combined with our flexible sourcing model, limits our sourcing risk, increases our ability to deliver our products to our customers on time, helps us better manage our inventory and contributes to our overall profitability.
Distribution and Sales
       We seek to enhance our brand image by controlling the distribution of our products and selling to retailers that merchandise our products in an environment that supports and reinforces our brand image. Our customer base includes over 1,100 retail accounts that operate approximately 2,900 store locations. Our retail customers are primarily comprised of specialty boardsports retailers and several retail chains. Some of these include 17th Street Surf, Becker Surfboards, Fast-Forward, Froghouse, Hotline, Huntington Surf & Sport, IG Performance, K5 Board Shop, Laguna Surf & Sport, Nordstrom, Pacific Sunwear, Snowboard Connection, Sun Diego, Surfside Sports, Val Surf, West Beach and Zumiez. We encourage our retailers to maintain specific merchandise presentation standards. Our products are offered over the Internet through selected authorized online retailers. We operate one Volcom branded retail store, 126 La Brea, in Los Angeles, where we believe we can best carry our brand message directly to the consumer. In addition to our retail accounts, we sell to distributors in Japan, Korea and Central America. We distribute our products directly in Canada.
       Our specialty retailers attract skateboarders, snowboarders and surfers who we believe have influence over fashion trends and demand for boardsports products. We focus on our relationships with these specialty retailers, as we believe they represent the foundation of the boardsports market. We collaborate with our specialty retailers by providing in-store marketing displays, which include racks, wall units and point-of-purchase materials that promote our brand image. We believe that these programs have enabled us to grow our sales within these accounts and will enable us to increase our floor space going forward. We also sponsor events and programs at our retailers such as autograph signings and boardsport demonstrations with our team riders. We believe that our relationships with our retailers are a critical element of our success.
       We maintain a national sales force of approximately 19 independent sales representatives. These representatives are compensated on a commission basis, which we believe provides them with strong incentives to promote our products. We are typically the exclusive apparel brand sold by these representatives, who may also sell complementary products, such as sunglasses or footwear, from other companies. For certain of our larger retail accounts and distributors, we manage the sales relationship in-house rather than using independent sales representatives.
       We employ an in-house sales team to serve international territories, such as Japan, Korea and Central America, which are not represented by one of our licensees. We currently have five employees dedicated to this effort who build and maintain relationships in those markets.
       We inspect, sort, pack and ship substantially all of our products, other than those sold by our licensees, from our distribution center located at our headquarters in Orange County, California. We distribute our products sold in Canada through a third-party distribution center located in Kamloops, British Columbia. All products received into these distribution centers are subject to our strict quality control standards.
Licensing
       We serve Europe, Australia, Brazil, South Africa and Indonesia through license agreements with five independent licensees. We have a 13.5% ownership interest in our Australian licensee, Volcom Australia. Volcom branded products sold by our licensees can be found in over 1,000 store locations in Europe, approximately 600 store locations in Australia, approximately 460 store locations in Brazil, approximately 110 store locations in South Africa and approximately 90 store locations in Indonesia.
       Our international license agreements grant our licensees exclusive, non-transferable rights to produce and sell specified Volcom branded products in their respective geographic areas. Our licensees pay us a specified royalty rate on their sales of these products. The license agreements require the licensee to follow our quality and design standards so that all products sold by licensees are consistent with the style, image, design and quality of other products we sell. We retain the right to require each licensee to discontinue selling any product that we believe does not meet our quality and design requirements. Each licensee is also required to provide us with samples of the Volcom branded products it intends to sell.
Our international license agreements expire as follows:

Licensee	Initial Expiration Date	Extension Termination Date

Europe	December 31, 2006	N/A
Australia	June 30, 2007	June 30, 2012
Brazil	December 31, 2008	December 31, 2013
South Africa	December 31, 2006	December 31, 2011
Indonesia	December 31, 2009	December 31, 2014
       We may assume responsibility for serving territories that are currently represented by our licensees in order to better control our international distribution and branding. We may accomplish this by acquiring some of our licensees as our license agreements expire or by establishing our operations abroad in anticipation of the expiration of our license agreements. We believe directly controlling our international distribution will result in increased international revenues and profitability. All of our license agreements, except our European license agreement, may be extended at the option of the licensee for an additional five-year term after the initial expiration of the agreement. We intend to establish our own operations in Europe once our licensing agreement with our European licensee, Volcom Europe, expires on December 31, 2006.
Advertising and Promotion
       Our brand message blends elements of boardsports, fashion, art, music and film. We employ a multi-faceted advertising and promotion strategy. We do not use outside marketing agencies, and instead rely on our internal marketing and art departments to create our advertisements and manage our various grassroots programs. Our advertising and promotional strategy consists of athlete sponsorship, Volcom branded events, print advertisements, music, film, our featured artist series, our Volcom branded retail store and online marketing programs.
Athlete Sponsorship
       We believe that sponsoring high profile skateboarding, snowboarding and surfing athletes, as well as supporting emerging talents, is an essential promotional tool to continue building our brand. We believe our association with top athletes builds brand equity and authenticity, and strengthens the link between our products and the aspirations of our target consumers. We seek credibility in our target market by maintaining a strong sponsorship presence in our three boardsports in order to differentiate us from our competitors.
       We sponsor domestic and international teams of leading athletes that wear our apparel, use our products and prominently display the Volcom brand and The Stone in competitions and other public appearances. We also produce films featuring our athletes, and support contests and other events in which our athletes promote our products. Some of our best-known athletes in each of our three boardsports include:
     Skateboarding

•	Geoff Rowley — Geoff is one of the best skateboarders in the world and his natural talent and image are well known. Geoff won the prestigious Thrasher Skater of the Year in 2001 and has been on the cover of many major skateboard publications.

•	Mark Appleyard — Mark is becoming one of the most popular young skateboarders in the world. Mark was crowned the Transworld Street Skater of the Year in 2003, the Thrasher Skater of the Year in 2003 and won the Transworld Reader’s Choice Award for 2004.

•	Ryan Sheckler — Ryan turned professional in 2003 at the age of thirteen. Since turning professional, he has placed first at the Vans Triple Crown, the Slam City Jam in Vancouver, Canada, the 2003 X Games Park Final, the Gravity Games and the LG Action Sports Contest. He also recently placed second at the 2005 World Globe Cup. Ryan is featured in the 2005 version of Tony Hawk’s Underground video game.

•	Lauren Perkins — Lauren is a 15-year-old skateboarder from Huntington Beach, California. She recently placed second at the Globe World Championship in Australia. Lauren was also recently featured on the cover of the women’s action sports magazine, SG.

Snowboarding

•	Shaun White — Shaun is one of the most versatile and exciting boardsport athletes in the world, performing at a championship level in both snowboarding and skateboarding. Shaun’s many achievements include: four-time X Games Champion, two-time Session-At-Vail Champion, Nippon Open Champion, Grand Prix in Lake Placid Champion, Air & Style Champion, Arctic Challenge Champion, U.S. Open Champion, and Vans Triple Crown Slopestyle and Super-Pipe Champion.

•	Terje Haakonsen — Terje is one of the most respected snowboarders in the world. Among his many championships are: two-time Air & Style Champion, three-time U.S. Open Half-Pipe Champion, three-time International Snowboard Federation World Half-Pipe Champion, six-time Mt. Baker Banked Slalom Champion and five-time European Half-Pipe Champion.

•	Bjorn Leines — Bjorn has established himself as one of the most competitive and well-rounded snowboarders in the world. Bjorn placed fourth in Slopestyle at the 2005 X Games, won the 2003 Red Bull Heavy Metal, has twice been ranked second by Snowboarder magazine for Rider of the Year, is a featured rider in Xbox games Amped and Amped 2 and has been a Transworld Snowboarding magazine Reader’s Choice Award nominee.

•	Janna Meyen — Janna is considered to be one of the best all-around female snowboarders in the world. Her abilities range from big mountain riding, halfpipe, slopestyle and handrails. She is a 2004 and 2005 X Games gold medalist and was crowned the 2004 Women’s Rider of the Year by Transworld Snowboarding magazine.

Surfing

•	Bruce Irons — Bruce is on his second year of the Association of Surfing Professionals, or ASP, World Championship Tour, or WCT, and is widely known as one of the most naturally gifted and popular surfers in the world. Bruce recently won the Eddie Aikau Big Wave Invitational at Waimea Bay in Hawaii. Bruce has also won the prestigious WCT Pipemasters event, held at the Banzai Pipeline on the North Shore of Oahu. Bruce has consistently been voted in the top ten of the annual Surfer Magazine readers’ choice poll and recently was voted ASP Rookie of the Year for the 2004 WCT season.

•	Dean Morrison — Dean is one of the best Australian surfers and is also on the ASP WCT. He won the WCT event at his home break at Snapper Rock, Australia in 2003 and is currently a contender for the world title. Dean has also been featured on many major magazine covers in Australia.

•	Claire Bevilacqua — Claire is widely known as one of the most progressive woman surfers in the world and is beginning her first year on the women’s ASP WCT. Claire recently placed sixth in the 2004 World Qualifying Series and most recently, Claire placed third in the 2005 Bells Beach, Australia WCT contest.
       We sponsor additional high profile boardsport athletes. Some of these athletes include Dustin Dollin, Rune Glifberg, Darrell Stanton, Wille Yli-Luoma, Seth Huot, Chris Brown, Gigi Ruf, Gavin Beschen and Ozzie Wright.
       We have contractual relationships with our sponsored athletes whereby we compensate them for promoting our products. Sponsorship arrangements are typically structured to give our athletes financial incentives to maintain a highly visible profile. Our contracts typically grant us unlimited license for the use of the athletes’ names and likenesses, and typically require the athletes to maintain exclusive association with our apparel. In turn, we agree to make cash payments to the athletes for various public appearances, magazine exposure and competitive victories while wearing our products. In addition to cash payments, we also generally provide limited free products for the athletes’ use, and fund some travel expenses incurred by sponsored athletes in conjunction with promoting our products.
Volcom Branded Events
       An important aspect of our marketing platform is our creation and support of grassroots skateboard, snowboard and surfing events in markets worldwide. We describe the driving philosophy behind many of these events as “Let The Kids Ride Free,” which we believe embodies our anti-establishment brand image. We believe that these events help our brand reach a wide audience within our target market. Hundreds of competitors and spectators typically attend these events.
       We run a separate contest series for each of skateboarding, snowboarding and surfing. These contests include the Wild in the Parks Skate Series, the Peanut Butter and Rail Jam Snow Series and the Totally Crustaceous Surf Series. These contests are held around the world both by us and by our international licensees. At these events, we emphasize fun and excitement for participants and fans. The contests are open on a first-come, first-served basis and entry is free, so amateurs and first time competitors can compete alongside professionals. Additionally, free beverages and food are often provided, along with giveaways from us and other companies.
       We organize, produce and manage these events through our internal marketing department, which is responsible for choosing venues, arranging sponsored athlete attendance, marketing and working at each contest. By promoting Volcom branded events throughout the year, we are able to collect consumer feedback and insight that, we believe, allows us to keep our brand connected to our target market and enables us to keep our products fresh and relevant.
Print Advertisements
       We place the majority of our print advertisements in boardsports magazines such as Thrasher, Transworld Skateboarding and Snowboarding, Snowboarder, Surfing and Surfer. We also advertise in fashion lifestyle magazines such as Anthem, Flaunt and Tokion. We combine athletes, lifestyle, innovative visual designs and our unique style into our advertisements. Our internal art department designs all of our advertisements, including most of those placed in international publications to support our licensees. We do not use outside advertising agencies. By maintaining complete creative control of our advertisements, we are able to ensure that our brand image remains consistent with our heritage and passion for action sports. We currently design and place approximately 30 different advertisements per month in publications that we believe effectively reach our target market.

Music
       We operate our own music label, Volcom Entertainment, which identifies and signs musical artists and produces and distributes CDs through our retail accounts, music retailers and online distribution channels. Some of our best-known artists include Pepper, a rock/reggae trio from Hawaii; Single Frame, a rock band from Austin, Texas; and ASG, a rock band from Wilmington, North Carolina. We believe that this component of our marketing platform provides us with a creative and artistic medium to connect with our target market and differentiates us from our competitors. As of April 1, 2005, our music label had distributed over 40 titles and sold over 175,000 units worldwide.
       While we currently generate modest revenues from sales of music, these products reinforce our brand image. To promote our music artists, we have operated “The Volcom Stage” since 1999 as part of the Vans Warped Tour, an annual music festival. We also operate and sponsor an annual music competition for unsigned rock bands called the “Band Joust.” Additionally, our bands play at tradeshows, account demonstrations and other Volcom events. We have entered into a distribution arrangement with WEA Rock LLC, pursuant to which ADA, a music distribution company owned by Warner Music Group, distributes our music. This arrangement provides us with a greater array of distribution options for our bands. We intend to continue to promote Volcom Entertainment as an enhancement to our brand.
Film
       We produce skateboarding, snowboarding and surfing films that feature our sponsored athletes through Veeco Productions, our film production division. We started this division in 1993, and believe that our films, like our music, are an integral part of our marketing and branding efforts, and may provide meaningful sales in the future.
       Veeco has produced over 15 films including Alive We Ride, The Garden, Subjekt: Haakonsen, Magnaplasm, Chichagof and The Bruce Movie, which is scheduled for release in August 2005. Our films have been critically acclaimed and have won awards such as Best Core Film at the X-Dance Film Festival, Best Cinematography for a Snow Movie at the Unvailed Band and Board Event and Surfer Magazine’s Video Award for Best Performance by a Male Surfer (Bruce Irons). In our films, we feature Volcom team riders such as Geoff Rowley, Shaun White, Terje Haakonsen and Bruce Irons wearing Volcom branded products, which emphasizes our boardsports heritage and close association with leading boardsports athletes. Our films are distributed to our retail customers, as well as music and video stores and rental chains. We have typically produced and distributed approximately one to two new films per year.
Featured Artist Series
       In 1995, we introduced the Volcom Featured Artist Series. This series was developed to showcase the artistic depth of our brand. We produce t-shirts and other products featuring the artwork of team riders, employees and other talented artists affiliated with us and the action sports community. The art created by our featured artists has been shown in art shows around the world, including exclusive exhibits at our 126 La Brea retail store in Los Angeles. The Volcom Featured Artist Series is important to our brand and differentiates us from our competition.
Retail
       We currently operate one Volcom branded retail store, 126 La Brea, in Los Angeles. We believe that operating a company-owned, branded retail store is an effective way for us to promote our products, athletes and brand image. The 126 La Brea store is currently profitable and is stocked with much of our product line, as well as limited edition goods only available in our store. Our 126 La Brea store regularly hosts events with our athletes, Volcom featured artists and musicians, which attract consumers and enable us to showcase our brand. The design and layout of the store, which includes an assortment of our apparel, art presentations, a music listening station with Volcom Entertainment titles and a Veeco Productions section with all of our film titles, exemplifies our philosophy of change and youth culture. We are evaluating a limited number of markets for future Volcom stores around the world. Our licensees operate retail stores in Kuta Beach, Bali and Hossegor, France, which are two of the most famous surfing destinations in the world.
Online Marketing
       Our website, located at www.volcom.com, serves as an additional medium for us to communicate our brand message. Visitors to our website are able to view our full line of apparel and accessories, read news releases, learn about our team riders and view information about our Volcom branded events. Our website offers a directory of our traditional, store-based retailers and we sell our films and music direct to consumers on our website. We do not generally sell apparel on our website, other than certain Volcom Entertainment products, but we do provide links to select online retailers. As a means to further connect with our core consumers, we allow visitors to sign-up for email distribution of periodic news releases as well as updates on our product line, team riders and Volcom branded events.
Employees
       We believe our employees are among our most valuable resources and have been an important part of our success. As of December 31, 2004, we had a total of 172 full-time employees, including 32 in sales and marketing, 26 in general and administration, 26 in design and development, 23 in manufacturing support and 42 in warehousing operations. We are not party to any labor agreements and none of our employees is represented by a labor union. We consider our relationship with our employees to be excellent and have never experienced a work stoppage.
Competition
       We compete globally with companies of various size and scale, many of whom are significantly larger than we are and have substantially greater resources than we have. We believe our largest direct competitors currently include Quiksilver Inc., including the Quiksilver, Roxy and DC brands; Billabong International Limited, including the Billabong and Element brands; and Burton. We also compete with smaller companies that focus on one or more boardsport segments. The boardsports market is susceptible to rapid changes in consumer preferences, which could affect acceptance of our products.
       We compete primarily on the basis of successful brand management and recognition, marketing and product design, style, performance and quality. In order to further our success and continued growth we believe it will be necessary to:

•	maintain our reputation as a popular lifestyle brand among the skateboarding, snowboarding and surfing community and others who associate themselves with the action sports youth lifestyle;

•	continue to develop and respond to global fashion and lifestyle trends in our target market;

•	advance our brand as an authentic, “anti-establishment” brand while continuing to grow as a global business;

•	design stylish, high quality products at appropriate prices for our target market; and

•	continue to convey our lifestyle message to our target market worldwide.
Principal Customers
       Our customer base includes over 1,100 accounts that operate approximately 2,900 store locations and 11 distributors in international territories not serviced by one of our licensees. In 2003 and 2004, 40% and 44% of our product revenues, respectively, were derived from our five largest customers. Other than Pacific Sunwear, which accounted for 22% and 27% of our product revenues in 2003 and 2004, respectively, no single customer accounted for more than 10% of our product revenues during 2003 or 2004.

Credit and Collection
       We extend credit to our customers based on an assessment of a customer’s financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of products within our snow category, we offer customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. However, throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer’s creditworthiness. We continually monitor our collections and maintain a reserve for estimated credit losses based on our historical experience and any specific customer collections issues that are identified. While such credit losses have historically been within our expectations and reserves, there can be no assurance that we will continue to experience the same credit loss rates we have experienced in the past.
Imports and Import Restrictions
       We import most of our products as finished goods under multilateral and bilateral trade agreements between the United States and a number of foreign countries, including Hong Kong, India and China. These agreements imposed quotas on the amount and type of textile and apparel products that were imported into the United States from the affected countries. As of January 1, 2005, certain of these quotas have expired, but new restrictions or tariffs could be imposed. We retain independent sourcing agents, primarily in China, Hong Kong, India and other foreign countries to assist us in selecting and overseeing the majority of our independent third party manufacturing and sourcing.
Trademarks
       We own the Volcom and Stone Design trademarks and various combinations of these marks in approximately 100 countries around the world. Our trademarks, many of which are registered or subject to pending applications in the United States and other nations, are mainly for use on apparel and related accessories and for retail services. We also apply for and register our Volcom Entertainment and Veeco Productions trademarks in the United States and internationally mainly for use with our music and film products. We believe our trademarks and our other intellectual property are crucial to the successful marketing and sale of our products, and we attempt to vigorously prosecute and defend our rights throughout the world. Each trademark registered with the United States Patent and Trademark Office has a duration of ten years and is subject to an indefinite number of renewals for a like period upon appropriate application. Trademarks registered outside of the United States have a duration of between seven and fourteen years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application.
Management Information Systems
       We use an integrated software package called Full Circletm, which was implemented and is maintained by Innovative Systems, for substantially all of our operations. The Full Circletm package is specifically designed for apparel distributors and producers. This software package is used for stock keeping unit, or SKU, management and classification inventory tracking, purchase order management, merchandise distribution, automated ticket generation, general ledger functions, sales auditing, accounts payable management and integrated financial management. The system provides summary data for all departments and a daily executive summary report used by management to observe business and financial trends.
Properties
       Our executive, administrative, warehousing and distribution offices are located in Costa Mesa, California, where we lease 86,000 square feet of space pursuant to a lease that expires in July 2009 with an option to extend through July 2014. We believe that our current facility is adequate to meet our needs for at least the next twelve months.
Government Regulation
       Our products are subject to governmental health safety regulations in most countries where they are sold, including the United States, the European Union and Australia, as well as import duties and tariffs on products being imported into countries outside of the United States. In addition, we are subject to various state and Federal regulations generally applicable to similar businesses. We regularly inspect our production techniques and standards for compliance with applicable requirements including the Customs Trade Partnership Act Against Terrorism.
Litigation
       In August 2002, The Active Wallace Group filed a complaint against us in the Superior Court of the State of California for the County of Los Angeles. The complaint contained, among other things, allegations of violation of certain competition laws, breach of contract and unfair business practices. The complaint seeks unspecified general damages, special damages, compensatory damages and injunctive relief. In May 2003, we answered the complaint and denied its allegations. A jury trial on The Active Wallace Group complaint is currently set for July 2005. Due to the uncertainties related to the incurrence, amount and range of loss on any pending litigation, we are unable to predict the ultimate outcome of this complaint. We believe, however, that the liability, if any, resulting from this litigation will not likely have a material adverse effect on our financial position, liquidity or results of operations. We believe that this action is without merit, and that we have substantial meritorious defenses. We intend to defend the matter vigorously.
       We also are subject to various other claims, complaints and legal actions in the normal course of business from time to time. We do not believe we have any currently pending litigation of which the outcome will have a material adverse effect on our operations or financial position.

MANAGEMENT
Executive Officers and Directors
       The following table sets forth certain information as of April 29, 2005, about our executive officers, directors and director nominees.

Name	Age	Position

Richard R. Woolcott	39	President, Chief Executive Officer and Director
Douglas P. Collier	42	Chief Financial Officer, Secretary and Treasurer
Jason W. Steris	35	Chief Operating Officer
Tom D. Ruiz	44	Vice President of Sales
Troy C. Eckert	32	Vice President of Marketing
René R. Woolcott	73	Chairman
Douglas S. Ingram	42	Director Nominee
Anthony M. Palma	43	Director Nominee
Carl W. Womack	54	Director Nominee
Kevin G. Wulff	53	Director Nominee
       Richard R. Woolcott founded Volcom in 1991 and has served as a director and our President and Chief Executive Officer since our inception. Mr. Woolcott also served as our Chairman from inception until July 2000. From 1989 until 1991, he worked in the marketing and promotions department of Quiksilver, Inc., an NYSE-listed action sports company. From 1981 to 1989, he was a sponsored athlete for Quiksilver. Mr. Woolcott was inducted into the National Scholastic Surfing Association Hall of Fame in 2004 and was named the Surf Industry Manufacturers Association Individual Achiever of the Year in 2003. Mr. Woolcott was a member of the National Scholastic Surfing Association National Team from 1982 through 1985 and was selected as a member of the United States Surfing Team in 1984. He earned a B.S. in Business Administration from Pepperdine University.
       Douglas P. Collier has served as our Chief Financial Officer and Secretary since 1994. He has also served as our Treasurer since April 2005. From 1991 to 1994, Mr. Collier served as Controller at Mary Tyler Moore Studios. Mr. Collier was a Senior Tax Specialist with KMPG from 1987 to 1990. Mr. Collier is a licensed Certified Public Accountant. He earned a B.S. in Business Administration and an M.S. in Accounting from San Diego State University.
       Jason W. Steris has served as our Chief Operating Officer since 1998. From 1995 to 1998 he served as our National Sales Manager and from 1993 to 1995 he served as our Southern California Sales Representative. Prior to Mr. Steris joining us in 1993, he worked in retail for eight years with Laguna Surf & Sport in various positions, including store manager and buyer.
       Tom D. Ruiz has served as our Vice President of Sales since 1998. Prior to joining us, Mr. Ruiz was the Vice President of Sales and Marketing for Yaga Clothing from 1994 to 1998. From 1990 to 1994, he was owner and President of Bleick Jeans. Prior to forming Bleick Jeans, he held numerous sales positions with Quiksilver, Inc. from 1984 to 1990.
       Troy C. Eckert was the third person to join us and has served as our Vice President of Marketing since January 2001. Prior to January 2001, he held the position of Marketing Director since 1994. Previous to that, he held numerous positions with us. Mr. Eckert joined us in 1991 as our main team rider and as a marketing assistant. In addition to his overall marketing duties, Mr. Eckert is charged with developing our skateboarding, snowboarding and surfing teams, our special events programs and co-developing Veeco Productions. He is a world class surfer and a three-time champion of the H2O Winter Classic combined surf/snow competition.
       René R. Woolcott has served as our Chairman since July 2000. From 1985 to the present, Mr. Woolcott has served as Chairman and President of Clarendon House Advisors, Ltd., a privately owned investment company. From 1976 to 1985, he was Chairman and Chief Executive Officer of Aronson

Woolcott & Co., members of the New York Stock Exchange specializing in institutional equity research. From 1973 to 1976, he was President of Diebold Venture Capital. From 1965 to 1973, he acquired control of Pacific Clay Products, a manufacturer of industrial clay building products, and created its parent, Pacific Holding Corp., where he was Chairman and Chief Executive Officer. Mr. Woolcott holds a B.S. summa cum laude from New York University and an M.B.A. from Harvard University.
       Douglas S. Ingram will join our board of directors prior to this offering. Mr. Ingram has been the Executive Vice President, General Counsel, Secretary and Chief Ethics Officer of Allergan, Inc., a NYSE-listed specialty pharmaceutical company, since October 2003. Prior to that, Mr. Ingram served as Allergan’s Corporate Vice President, General Counsel, Secretary and Chief Ethics Officer since July 2001. Prior to that he was Allergan’s Senior Vice President and General Counsel since January 2001, and Assistant Secretary since November 1998. Prior to that, Mr. Ingram was Allergan’s Associate General Counsel from August 1998, Assistant General Counsel from January 1998 and Senior Attorney and Chief Litigation Counsel from March 1996. Prior to joining Allergan, Mr. Ingram was, from August 1988 to March 1996, an attorney with the law firm of Gibson, Dunn & Crutcher. Mr. Ingram received a B.A. from Arizona State University and a law degree from the University of Arizona. Mr. Ingram is a member of the Board of Directors of ECC Capital Corporation, an NYSE-listed mortgage lender.
       Anthony M. Palma will join our board of directors prior to this offering. Mr. Palma has been the President and Chief Executive Officer of Easton Sports, Inc., a privately held manufacturer, marketer, and distributor of sports equipment, since July 1995. Prior to that, Mr. Palma served as Chief Financial Officer of Easton Sports, Inc. since 1993. Prior to joining Easton in 1993, Mr. Palma was an accountant with KPMG Peat Marwick from 1985 to 1993. Mr. Palma earned a B.S. in Accounting from California State University, Northridge.
       Carl W. Womack will join our board of directors prior to this offering. Mr. Womack served as the Senior Vice President and Chief Financial Officer of Pacific Sunwear of California, Inc., a Nasdaq-listed apparel retailer, from 1994 until his retirement in October 2004. He served as Vice President of Finance and Chief Financial Officer of Pacific Sunwear from May 1986 to September 1994. He served as Secretary of Pacific Sunwear from November 1992 to October 2004. Prior to joining Pacific Sunwear, Mr. Womack served in several positions in public and private accounting. Mr. Womack earned a B.S. in Business Administration and Accounting from California State University, Northridge.
       Kevin G. Wulff will join our board of directors prior to this offering. Mr. Wulff has been the President and Chief Operating Officer of American Sporting Goods Corp., a privately held manufacturer, marketer, and distributor of shoes and apparel under the Avia, Turntec and Nevados brands, since March 2005. Prior to that, Mr. Wulff served as Vice President, Business Development and Sports Marketing for Adidas America from 2003 to January 2005. From October 2001 to March 2003, Mr. Wulff served as Chairman and Chief Executive Officer of the Women’s Tennis Association. From June 2000 to October 2001, he served as Senior Vice President/General Manager — Emerging Business and Subsidiaries for Nike, Inc. From 1998 to June 2000, Mr. Wulff served as Senior Vice President/General Manager — USA for Nike, Inc. From 1997 to 1998, he served as Vice President/General Manager — Americas for Nike, Inc. He served as the President of Nike Canada from 1994 to 1997 and General Manager of Nike, Inc. from joining Nike, Inc. in 1993 to 1994. Prior to joining Nike, Inc., he served in various capacities with Miller Brewing Company from 1987 to 1993. Mr. Wulff holds a B.S. in Social Science, Business and Physical Education from the University of Northern Iowa.
Composition of the Board of Directors
       Our bylaws will provide that our board of directors shall consist of between five and nine members, with the exact number of directors to be determined by resolution of the board of directors. We expect that our board of directors will consist of seven members upon the effective date of this offering. After review of all the relevant transactions or relationships between each director (and his family members) and us, our senior management and our independent registered public accounting firm, we expect that our board of directors will affirmatively determine that all but two of our directors, René Woolcott and Richard Woolcott, are independent directors under the applicable listing standards of Nasdaq and the rules of the SEC. We expect that our independent directors will hold at least two executive sessions per year.
       The members of our board of directors will be elected annually by our stockholders. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Executive officers are appointed by and serve at the direction of our board of directors. Our President and Chief Executive Officer, Richard Woolcott, is the son of our Chairman, René Woolcott. There are no other familial relationships between our executive officers and our directors.
Committees of the Board of Directors
       Prior to the effective date of this offering, we will have established an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. We intend to make our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters available on our website, www.volcom.com, under the Investor Relations section, upon the effective date of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
       Our Audit Committee will consist of three directors,                     ,                     and                     . Each of these directors will be independent as defined by the applicable rules of the Nasdaq and SEC. Each member of the Audit Committee will meet the financial literacy and experience requirements of the applicable SEC and Nasdaq rules.                     will serve as the chairperson of the Audit Committee and                     will be an “audit committee financial expert” under applicable SEC rules. Our independent auditors and our internal finance personnel will regularly meet privately with and have unrestricted access to our Audit Committee. Prior to the effective date of this offering, we will adopt an Audit Committee charter that satisfies applicable SEC and Nasdaq rules.
       Our Audit Committee charter will require that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary duties of our Audit committee will be to, among other things:

•	evaluate our independent auditors’ qualifications, independence and performance;

•	determine the engagement and compensation of our independent auditors;

•	approve the retention of our independent auditors to perform any proposed, permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on our engagement team as required;

•	review our consolidated financial statements;

•	review our critical accounting policies and estimates;

•	meet with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

•	review on an ongoing basis and approve related party transactions, as defined in SEC and Nasdaq rules;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and

•	discuss with our management and our independent auditors the results of our annual audit and the review of our quarterly consolidated financial statements.
Compensation Committee
       Our Compensation Committee will consist of three directors,                     ,                     and                     . Each of these directors will be independent under Nasdaq rules and will qualify as a non-employee director and an outside director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Code, respectively. Prior to the effective date of this offering, we will adopt a Compensation Committee charter, which will outline the Compensation Committee’s primary duties to include:

•	establishing overall employee compensation policies and recommending to our board of directors major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters;

•	managing and reviewing any employee loans; and

•	preparing an annual report on executive compensation for inclusion in our proxy statement.
Nominating and Corporate Governance Committee
       Our Nominating and Corporate Governance committee will consist of three directors,                     ,                     and                     . Each of these directors will be independent under Nasdaq rules. Prior to the effective date of this offering, we will adopt a Nominating and Corporate Governance Committee charter, which will outline the Nominating and Corporate Governance Committee’s primary duties to include:

•	establishing standards for service on our board of directors and nominating guidelines and principles;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election to our board of directors;

•	considering and making recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

•	evaluating and reviewing the performance of existing directors; and

•	monitoring our corporate governance principles and practices and making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.
Code of Ethics and Business Conduct
       Our board of directors will adopt a code of ethics and business conduct, to be effective at the effective date of this offering, that will apply to all of our employees, executive officers and directors. The full text of our code of ethics and business conduct will be posted on our website, www.volcom.com, under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Compensation Committee Interlocks and Insider Participation
       Prior to this offering, we did not have a formal compensation committee or other board committee performing equivalent functions. During 2004, René Woolcott and Richard Woolcott participated in deliberations concerning our executive officer compensation. None of the members of our compensation committee that we are establishing in connection with this offering has at any time been one of our executive officers or employees or an executive officer or employee of our subsidiary. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving on our board of directors or our compensation committee.
Director Compensation
       Any member of our board of directors who is also an employee will not receive additional compensation for serving on our board of directors. After the completion of this offering, our non-employee directors will receive an annual retainer of $12,000, payable in monthly installments. An additional annual retainer of $2,000 will be paid to each committee chairperson. Annual service for this purpose relates to the approximate 12-month period between annual meetings of our stockholders. A prorated annual retainer will be paid to any person who becomes a committee chair or a lead independent director on a date other than the date of the annual meeting of our stockholders. We will also pay our non-employee directors a fee of $1,000 for attending a board meeting in person, plus reimbursement of reasonable travel expenses in connection with attending board meetings, and $500 for attending a board meeting via teleconference. Additionally, we will pay each non-employee director who is a member of a committee $500 for attending a committee meeting in person, plus reimbursement of reasonable travel expenses in connection with attending committee meetings, and $500 for attending a committee meeting via teleconference.
Limitation on Liability and Indemnification Matters
       Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Our bylaws provide that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Under current Delaware law, a director’s liability to us or our stockholders may not be limited:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct;

•	for knowing violations of law;

•	for any transaction from which the director derived an improper personal benefit;

•	for improper transactions between the director and us; and

•	for improper distributions to stockholders and loans to directors and officers.
       We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Currently, there is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We currently have directors’ and officers’ liability insurance.
Executive Compensation
       The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during 2004. These five officers are referred to as the named executive officers in this prospectus. In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

	Annual Compensation

			Other Annual	All Other
Name and Principal Position(s)	Salary	Bonus	Compensation(2)	Compensation

Richard R. Woolcott	$240,000	$246,727	$780	—
President and Chief Executive Officer
Douglas P. Collier	160,000	246,727	780	—
Chief Financial Officer, Secretary and Treasurer
Jason W. Steris	160,000	246,727	780	—
Chief Operating Officer
Tom D. Ruiz	160,000	170,000	780	—
Vice President of Sales
René R. Woolcott(1)	—	—	—	$306,727
Chairman

(1)	All amounts paid by us to Mr. Woolcott were comprised of consulting fees paid to Clarendon House Advisors, Ltd., of which Mr. Woolcott is the Chairman and President.

(2)	Consists of matching contributions by us under our 401(k) plan.
Stock Option Grants in 2004
       We did not grant any stock options or stock appreciation rights to the named executive officers during 2004.
Aggregated Option Exercises in 2004 and 2004 Year-End Option Values
       The named executive officers did not exercise or hold any unexercised stock options or stock appreciation rights during 2004.
Employment Contracts, Termination of Employment and Change-in-Control Agreements
       We do not currently have employment agreements with any of our named executive officers.
Employee Benefit Plans
Volcom 2005 Incentive Award Plan
       2005 Plan. In                     2005, our board of directors adopted our 2005 Incentive Award Plan, sometimes referred to in this prospectus as the 2005 Plan. The principal purpose of the 2005 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2005 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation right awards, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, performance bonus awards, stock payment awards, performance-based awards and other stock-based awards.
       Share Reserve. A total of                      shares of our common stock has been reserved for issuance under the 2005 Plan, which may be used for any of the types of awards permitted under the 2005 Plan.
       The number of shares of common stock reserved for issuance under our 2005 Plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2006, by an amount equal to 2% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed                      shares. In addition, no participant in our 2005 Plan may be granted awards for more than                      shares of common stock during any rolling three-year period (measured from the date of any grant). Certain employees — those whose compensation in the year of grant is, or in a future year may be, subject to the limitation on deductibility under Section 162(m) of the Code — may not receive performance awards payable in the form of a cash bonus in excess of $1.0 million with respect to any calendar year.
       The following counting provisions will be in effect for the share reserve under the 2005 Plan:

•	to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2005 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2005 Plan, such tendered or withheld shares will be available for future grants under the 2005 Plan;

•	to the extent any shares of restricted stock are surrendered by a participant, or to the extent we repurchase any shares of restricted stock pursuant to the terms of the 2005 Plan, such shares will be available for future grants under the 2005 Plan;

•	the payment of dividend equivalents in conjunction with outstanding awards will not be counted against the shares available for issuance under the 2005 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2005 Plan.
       Administration. The 2005 Plan will be administered by our board of directors, unless and until our board of directors delegates administration to our compensation committee or other applicable committee of our board of directors. However, our board of directors may not delegate to a committee or otherwise, the power, among other things, to grant stock awards to independent directors. Our board of directors, or the committee if so empowered, has the power to interpret the 2005 Plan and to adopt such rules for the administration, interpretation and application of the 2005 Plan according to its terms. To the extent permitted by applicable law and Nasdaq listing standards, our board of directors or the committee may also delegate to one or more members of our board of directors or one or more of our officers the power, among other things, to designate which of our non-officer employees shall receive stock awards, and the number of shares of our common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by our board of directors or the committee at the time the delegation to the director(s) or officer(s) is made. Upon and following the completion of this offering, the 2005 Plan will be administered by a committee which will consist solely of two or more members of our board of directors, each of whom qualify as a non-employee director as defined in Rule 16b-3(b)(3) of the Exchange Act and an outside director within the meaning of Section 162(m) of the Code.

       Grant of Awards. Certain employees, consultants and directors are eligible to be granted awards under the 2005 Plan. Our board of directors, the committee, if so empowered, or an officer to whom the board of directors or the committee has delegated authority, will determine:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award granted;

•	the number of shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the 2005 Plan.
       Limitation on Incentive Stock Option Treatment. Only our employees may be granted incentive stock options. Even if an option is designated as an incentive stock option, the total fair market value of shares (determined as of the respective date or dates of grant) for which one or more options granted to an employee by us (including all options granted under the 2005 Plan and all other option plans of ours or any of our affiliates) may for the first time become exercisable as an incentive stock option during any one calendar year may not exceed $100,000. To the extent this limit is exceeded, the options granted will be non-qualified stock options.
       Stock Option Exercise Prices. Our board of directors, or the committee if so empowered, will set the per share exercise price of stock options granted under the 2005 Plan, provided that the per share option exercise price will in no event be less than 100% of the fair market value of shares of our common stock on the grant date and, with respect to an incentive stock option granted to any individual who, at the date of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, shall not be less than 110% of the fair market value of shares of our common stock on the grant date.
       Expiration of Stock Options. The term of an option is set by our board of directors, or the committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant.
       Other Equity Awards. In addition to stock options, our board of directors, or the committee if so empowered, may also grant to certain employees, consultants and directors, stock appreciation right awards, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the committee) may establish, subject to the terms of the 2005 Plan. Such awards may be settled in cash, stock or a combination thereof.
       Performance Bonus Awards. The 2005 Plan also allows us to provide cash-based performance bonus awards. The terms and conditions of any performance bonus awards granted under the 2005 Plan will be established by the board of directors or the committee.
       Adjustments of Awards. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, or any other corporate event affecting the number of outstanding shares of our common stock that would require adjustments to the 2005 Plan or any awards under the 2005 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, our board of directors (or the committee, if applicable) will have the authority in its sole discretion to appropriately adjust:

•	the aggregate number and type of shares subject to the 2005 Plan;

•	the terms and conditions of outstanding awards (including, without limitation, the number of, and kind of, shares subject to the outstanding awards, and any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2005 Plan.
       In addition, in the event of any transaction or event described in the immediately preceding paragraph or in the event of certain other unusual or nonrecurring transactions or events affecting us or any of our affiliates, our board of directors, or the committee if so empowered, may, in its sole discretion and subject to the terms of the 2005 Plan, take one or more of the following actions in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the 2005 Plan or with respect to any award under the 2005 Plan:

•	provide for either termination of any award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the holder’s rights or the replacement of an award with other rights or property;

•	provide that an award be assumed by the successor or survivor corporation, a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•	adjust the number and type of shares of our common stock (or other securities or property) subject to outstanding awards, and in the number and kind of outstanding shares of restricted stock or deferred stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

•	provide that an award shall be exercisable, payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2005 Plan or the applicable award agreement; and

•	provide that the award cannot vest, be exercised or become payable after such an event.
       Amendment and Termination. Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2005 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2005 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).
       Notwithstanding anything in the 2005 Plan to the contrary, absent approval of our stockholders, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price of such option on the grant date, and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price. No termination, amendment, or modification of the 2005 Plan shall adversely affect in any material way any previously granted award without the participant’s prior written consent.
       Effective and Expiration Date. The 2005 Plan will be effective as of the date it is approved by our stockholders. The 2005 Plan will expire on, and no option or other award may be granted pursuant to the 2005 Plan after                     , 2015. Any award that is outstanding on the expiration date of the 2005 Plan will remain in force according to the terms of the 2005 Plan and the applicable award agreement.
       Section 162(m) of the Code. Under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent certain executive officers individually receive total compensation (including, but not limited to, such individual’s base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) exceeding $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, the deduction limit under Section 162(m) does not apply to certain “performance-based” compensation. In general, compensation is considered “performance-based” if it is paid based upon the attainment of objective financial performance goals established by an independent compensation committee pursuant to business criteria disclosed to, and approved by, the stockholders of the corporation. In addition, stock options and stock appreciation rights will satisfy the “performance-based” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period of time and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price is greater than or equal to the fair market value of the stock subject to the award on the grant date). The 2005 Plan is structured in a manner that is intended to provide the committee with the ability to provide awards that satisfy the requirements for “performance-based” compensation under Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us. In addition, to the extent that the plan was adequately disclosed in this prospectus, the regulations under Section 162(m) set forth a transitional rule generally providing that the deduction limit does not apply to any compensation plan that existed before the corporation became publicly held. The transitional rule may be relied on for grants made under the 2005 Plan prior to the earliest of:

•	the expiration of the plan;

•	the material modification of the plan;

•	the issuance of all stock and other compensation that has been allocated under the plan; or

•	the first meeting of our stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.
       We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under the 2005 Plan.
       401(k) Plan. Effective January 1, 1999, we adopted an employee savings and retirement plan covering all of our employees that is intended to qualify under Section 401(k) of the Code, so that the contributions by our employees will be deductible when made and income earned on plan contributions are not taxable to the employees until withdrawn. The 401(k) plan was subsequently amended on January 1, 2004. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation on a pre-tax basis by up to the statutorily prescribed annual limit ($14,000 for calendar year 2005) and have the amount of the reduction contributed to the 401(k) plan. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan’s trustee at the direction of the employee. We may make matching or additional contributions to the 401(k) plan in amounts to be determined by our board of directors, which contributions, if any, will be deductible by us when paid.
       Option. On January 1, 2000, we issued a fully vested and non-forfeitable option to one of our service providers to purchase            shares of our common stock. The terms of the option provide the service provider with the right to purchase shares of our common stock at            per share at any time after January 1, 2010. Alternatively, in the event of (i) a change in control, (ii) an initial public offering or (iii) our liquidation or dissolution, the option will automatically convert into shares of our common stock on a net settlement basis.

RELATED PARTY TRANSACTIONS
Consulting Arrangement
       Our Chairman, René Woolcott, provides services to us on a consulting basis through Clarendon House Advisors, Ltd., of which Mr. Woolcott is the Chairman and President. We paid Clarendon House $306,727, $201,352 and $148,109 in 2004, 2003 and 2002, respectively.
Indemnification Agreements
       We have entered into indemnification agreements with our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as executive officers or directors. See “Management — Limitation on Liability and Indemnification Matters” for more information regarding indemnification of our executive officers and directors.
PRINCIPAL AND SELLING STOCKHOLDERS
       The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                     and as adjusted to reflect the sale of our common stock in this offering by:

•	each of the individuals listed in the “Management — Executive Compensation Table” above;

•	each of our directors and director nominees;

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock;

•	each of the selling stockholders; and

•	all of our executive officers, directors and director nominees as a group.
       Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. Percentage of ownership is based on                      shares of common stock outstanding on                      and                      shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Volcom, Inc. 1740 Monrovia Avenue, Costa Mesa, California, 92627.

	Shares Beneficially			Shares Beneficially
	Owned Prior to this			Owned After this
	Offering			Offering
Shares Being
Name	Number	Percentage	Offered	Number	Percentage

Five Percent Stockholders
Malcom Trust(1)
McElroy Family Trust(2)
Tucker Hall
Other Selling Stockholders
Morrison Living Trust(3)
Executive Officers, Directors and Director Nominees
Richard R. Woolcott
Douglas P. Collier
Jason W. Steris
Tom D. Ruiz
Troy C. Eckert
René R. Woolcott
Douglas S. Ingram
Anthony M. Palma
Carl W. Womack
Kevin G. Wulff
All executive officers, directors and director nominees as a group (10 persons)

*	Less than 1% of the outstanding shares of common stock.

(1)	James M. Peters, Jr. is the Trustee of the Malcom Trust. The address for the Malcom Trust is 3 San Joaquin Plaza, Suite 215, Newport Beach, California 92660.

(2)	Thomas P. McElroy is the Trustee of the McElroy Family Trust. The address for the McElroy Family Trust is 69 Cape Andover, Newport Beach, California 92660.

(3)	Richard H. Morrison, Jr. is the Trustee of Morrison Living Trust. The address for the Morrison Living Trust is 3658 Mt. Diablo Blvd #215, Lafayette, California 94549.

DESCRIPTION OF CAPITAL STOCK
       Upon the closing of this offering, our authorized capital stock, after giving effect to the filing of our amended and restated certificate of incorporation and our                     for                      stock split, will consist of                      shares of common stock, $0.001 par value per share, and                      shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, to be in effect upon the completion of this offering, and to the applicable provisions of the Delaware General Corporation Law.
Common Stock
       As of                     , there were                      shares of our common stock outstanding held by approximately                      stockholders of record. After this offering, based on the issuance of                      shares of common stock in this offering, there will be                      shares of our common stock outstanding, or                      shares if the underwriters exercise their over-allotment option in full.
       Holders of our common stock are entitled to one vote, in person or by proxy, for each share of record on all matters submitted to a vote of stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. Our stockholders cannot amend, alter or repeal any provision of our bylaws without the affirmative vote of 75% of all stockholders voting together as a single class. The holders of our common stock are entitled to receive pro rata such lawful dividends when, if and as may be declared from time to time by our board of directors out of funds legally available for payment. However, such dividends would be subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, the holders of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of our preferred stock. The shares of our common stock have no preemptive rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are, and all shares of common stock to be issued in this offering will be, non-assessable.
Preferred Stock
       As of                     , we had no shares of preferred stock outstanding. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                      shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Anti-takeover Effects of Certain Provisions of Delaware Law and Charter Provisions
Section 203 of the General Corporation Law of the State of Delaware
       In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
       Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
       In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaw Provisions
       Our amended and restated certificate of incorporation and our amended and restated bylaws, to be in effect upon the completion of this offering, include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Bylaw Amendments. Stockholders will be permitted to amend our bylaws only upon receiving at least 75% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated certificate of incorporation authorizes our board of directors to modify, alter or repeal our bylaws.
National Market Listing
       We have applied to have our common stock quoted on the Nasdaq Stock Market’s National Market under the symbol “VLCM.”
Transfer Agent and Registrar
       We have retained the services of U.S. Stock Transfer Corporation to act as our transfer agent and registrar immediately following the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
       Upon the completion of this offering, we will have                      shares of common stock outstanding based upon our shares outstanding as of                     , 2005, assuming no exercise of the underwriters’ over-allotment option. No holders of our securities will have the right to demand the filing of a registration statement covering their shares of our common stock. Of the shares to be outstanding upon completion of this offering,                      shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.
       The remaining                      shares of common stock outstanding after this offering are restricted securities as defined in Rule 144, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. Substantially all of these remaining shares of common stock are held by officers, directors, the selling stockholders and certain other existing stockholders who are subject to various lock-up agreements or market stand-off provisions that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Wachovia Capital Markets, LLC. The 180-day lock-up period may be extended by an additional 18 days under certain circumstances described under “Underwriting — Lock-up Agreements.” Wachovia Capital Markets, LLC may, in its discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors, the selling stockholders and certain other existing stockholders subject to these lock-up agreements.
       At our request, the underwriters have reserved up to 5% of the shares of our common stock being sold in this offering for sale to our directors, officers, employees, business associates and related persons who express an interest in purchasing these shares of common stock in this offering at the initial public offering price through a directed share program. Any persons purchasing such reserved common stock pursuant to the directed share program will be prohibited from selling such stock for a period of 60 days after the date of this prospectus, except in certain circumstances as described under “Underwriting — Directed Share Program.”
       As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rule 144, 144(k) or 701 of the Securities Act,                      shares of our common stock will be available for sale in the public market as follows:

•	shares will be eligible for sale under Rule 144(k) upon effectiveness of this offering;

•	shares will be eligible for sale under Rule 144, 144(k) or Rule 701 upon expiration of the lock-up agreements and market stand-off provisions described below, beginning after 180 days after the date of this prospectus (unless otherwise extended); and

•	shares will be eligible for sale by our officers, directors and other affiliates under Rule 144 upon expiration of the lock-up agreements and market stand-off provisions described below, beginning after 180 days after the date of this prospectus (unless otherwise extended).

Lock-up Agreements
       We, all of our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, among other things, offer or sell any shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day, except for sales of shares to the underwriters and subject to certain other exceptions. The 180-day lock-up period may be extended by an additional 18 days under certain circumstances described under “Underwriting — Lock-up Agreements.” Wachovia Capital Markets, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.
Rule 144
       In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering assuming no exercise of the underwriters’ over-allotment option); or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.
       Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of current public information about us.
Rule 144(k)
       Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.                     shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however,                     of such shares will be subject to the lock-up agreements and market stand-off provisions described above.
Rule 701
       Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

       As of                     , 2005,                      shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180 day lock-up period or upon obtaining the prior written consent of Wachovia Capital Markets, LLC to release all or any portion of these shares from the lock-up agreements to which Wachovia Capital Markets, LLC is a party. The 180-day lock-up period may be extended by an additional 18 days under certain circumstances described under “Underwriting — Lock-up Agreements.”
Form S-8 Registration Statement
       We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under our 2005 Plan.

UNDERWRITING
       Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters named below, for whom Wachovia Capital Markets, LLC is acting as sole book running manager and representative, have severally agreed to purchase from us and the selling stockholders, the respective number of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares

Wachovia Capital Markets, LLC
D.A. Davidson & Co.
Piper Jaffray & Co.
Total
       The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are sold in this offering. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
       The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions.
       The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.
       Commissions and Discounts. The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $           per share, of which up to $          may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.
       The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and to the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total

Without
	Per Share	Option	With Option

Public offering price
Underwriting discount
Proceeds, before expenses, to us
Underwriting discount and commissions payable by the selling stockholders
Proceeds, before expenses, to selling stockholders
       We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $          , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock. We have agreed to pay the expenses of the selling stockholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling stockholders.

       Over-Allotment Option. We and the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to a total of           and                     additional shares, respectively, of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.
       Indemnity. We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
       Lock-up Agreements. We, all of our directors and officers, the selling stockholders and certain other stockholders, all of whom collectively hold approximately      % of the shares of our common stock outstanding as of                     , 2005 (assuming no exercise of the underwriters’ over-allotment option) have agreed that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date which is 180 days after the date of this prospectus, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or our affiliates or any person in privity with us or our affiliates), including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of our common stock, preferred stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, preferred stock or other capital stock, or publicly announce an intention to effect any such transaction, subject to certain exceptions.
       Moreover, if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the restrictions imposed by the preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of material news or the occurrence of the material event, as applicable.
       Wachovia Capital Markets, LLC, may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements described above. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.
       Directed Share Program. At our request, the underwriters have reserved up to 5% of the shares of our common stock being sold in this offering for sale to our directors, officers, employees, business associates and related persons who express an interest in purchasing these shares of common stock in this offering at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

       Investors purchasing shares pursuant to the directed share program will be prohibited from selling such stock for a period of 60 days after the date of this prospectus. However, our directors, officers and stockholders prior to this offering, including the selling stockholders, who have entered into lock-up agreements with Wachovia Capital Markets, LLC that are unrelated to the directed share program and purchase shares in the directed share program will also be subject to the terms of the lock-up agreements.
       Stabilization. In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.
       As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.
       The foregoing transactions may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock.
       The underwriters have advised us that these transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.
       Pricing of this Offering. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations among us, the selling stockholders and the underwriters. The factors to be considered in determining the initial public offering price include:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable to us;

•	the present state of our business; and

•	our future prospects.
       An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering may be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this prospectus is subject to change as a result of market conditions or other factors.
       Listing on the Nasdaq National Market. We have applied to have our common stock approved for quotation on the Nasdaq Stock Market’s National Market under the symbol “VLCM.” In order to meet the requirements for listing on the Nasdaq Stock Market’s National Market, the underwriters have undertaken that the shares of common stock will be sold to ensure that Nasdaq National Market distribution standards are met.
CHANGE IN ACCOUNTANTS
       In December 2004, Moss Adams LLP declined to stand for election as our independent accountants. We engaged Deloitte & Touche LLP as our independent registered public accounting firm in January 2005. During the years ended December 31, 2002 and 2003, and as of the date of its report contained in the prospectus, Moss Adams LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Moss Adams LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. The report of Moss Adams LLP on our consolidated financial statements as presented in this prospectus as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Deloitte & Touche LLP on any financial or accounting reporting matters in the period before its appointment.
LEGAL MATTERS
       The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Dorsey & Whitney LLP, Salt Lake City, Utah and Irvine, California, is counsel for the underwriters in connection with this offering. Bainbridge Law Group, P.C., Newport Beach, California is counsel for the selling stockholders in connection with this offering.
EXPERTS
       The consolidated financial statements of Volcom, Inc. and subsidiary as of December 31, 2004, and for the year then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
       The consolidated financial statements of Volcom, Inc. and subsidiary, formerly Stone Boardwear, Inc., for the years ended December 31, 2002 and 2003, included in this prospectus, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC a Registration Statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding us and our shares of common stock to be sold in this offering, please refer to the registration statement.
       You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the Registration Statement, are also available to you on the SEC’s website (www.sec.gov).
       As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Volcom, Inc.
       We have audited the accompanying consolidated balance sheet of Volcom, Inc. and subsidiary (the “Company”) as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Costa Mesa, California
April 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Volcom, Inc.
       We have audited the accompanying consolidated balance sheet of Volcom, Inc. and subsidiary, formerly Stone Boardwear, Inc., (the “Company”) as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Irvine, California
April 29, 2005

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004

			Pro Forma
	2003	2004	2004

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,079,194	$10,358,542	$—
Accounts receivable — net of allowance for doubtful accounts of $204,606 (2003) and $145,800 (2004)	9,932,059	16,680,132	16,680,132
Inventories	5,589,319	5,619,368	5,619,368
Prepaid expenses and other current assets	372,309	482,769	482,769
Deferred income taxes	9,707	9,200	417,460

Total current assets	20,982,588	33,150,011	23,199,729

Property and equipment — net	657,700	1,063,060	1,063,060
Investments in unconsolidated investees	901,288	1,627,309	1,627,309
Other assets	57,887	45,279	45,279

Total assets	$22,599,463	$35,885,659	$25,935,377

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,417,596	$4,892,705	$4,892,705
Accrued expenses and other current liabilities	832,607	1,132,139	1,132,139
Income taxes payable	81,096	—	—
Notes payable to stockholders	—	—	22,246,721
Current portion of capital lease obligations	56,896	85,242	85,242

Total current liabilities	4,388,195	6,110,086	28,356,807

Long-term capital lease obligations	159,670	255,839	255,839
Deferred income taxes	7,976	17,749	665,168
Commitments and contingencies (Note 8)
Stockholders’ equity:
Common stock, $.001 par value — 3,000,000 shares authorized; 817,100 (2003) and 822,100 (2004) shares issued and outstanding	817	822	822
Additional paid-in capital	1,062,862	1,098,657	1,098,657
Retained earnings	16,814,812	28,133,446	(4,710,976)
Other comprehensive income	165,131	269,060	269,060

Total stockholders’ equity	18,043,622	29,501,985	(3,342,437)

Total liabilities and stockholders’ equity	$22,599,463	$35,885,659	$25,935,377

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004

Revenues:
Product revenues	$56,302,063	$74,388,676		$110,601,145
Licensing revenues	832,598	1,877,553		2,573,969

Total revenues	57,134,661	76,266,229		113,175,114
Cost of goods sold	31,183,762	39,383,904		58,204,774

Gross profit	25,950,899	36,882,325		54,970,340
Selling, general and administrative expenses	18,123,206	22,919,572		30,585,158

Operating income	7,827,693	13,962,753		24,385,182
Other (expense) income
Interest expense, net	(129,347)	(29,931)		(6,273)
Foreign currency gain	—	136,359		118

Total other (expense) income	(129,347)	106,428		(6,155)

Income before provision for income taxes	7,698,346	14,069,181		24,379,027
Provision for income taxes	214,881	214,047		374,095

Net income before equity in earnings of investee	7,483,465	13,855,134		24,004,932
Equity in earnings of investee	129,223	406,826		588,058

Net income	$7,612,688	$14,261,960		$24,592,990

Net income per share:
Basic	$9.46	$17.45		$29.96
Diluted	$9.10	$17.03		$29.36
Weighted average shares outstanding:
Basic	804,963	817,100		820,881
Diluted	836,820	837,545		837,720
Pro forma net income data (unaudited):
Income before provision for income taxes, as reported	$7,698,346	$14,069,181		$24,379,027
Pro forma provision for income taxes	3,196,492	5,908,840		10,177,845

Pro forma net income before equity in earnings of investee	4,501,854	8,160,341		14,201,182
Equity in earnings of investee	129,223	406,826		588,058

Pro forma net income	$4,631,077	$8,567,167		$14,789,240

Pro forma net income per share (unaudited):
Basic			$
Diluted			$
Pro forma weighted average shares outstanding (unaudited):
Basic
Diluted
See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEAR ENDED DECEMBER 31, 2002, 2003 AND 2004

					Accumulated
	Common Stock		Additional		Other
			Paid-in	Retained	Comprehensive	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Income	Total

Balance at January 1, 2002	768,300	$768	$967,332	$3,201,128	$(12,559)		$4,156,669
Repurchase of common stock	(2,400)	(2)	(2,398)	(33,600)	—		(36,000)
Exercise of stock options	51,200	51	51,149	—	—		51,200
Gain on equity method investee issuance of stock	—	—	46,779	—	—		46,779
Distributions	—	—	—	(2,847,383)	—		(2,847,383)
Comprehensive income:
Net income	—	—	—	7,612,688	—	$7,612,688	7,612,688
Foreign currency translation of equity method investee	—	—	—	—	34,930	34,930	34,930

Comprehensive income						$7,647,618

Balance at December 31, 2002	817,100	$817	$1,062,862	$7,932,833	$22,371		$9,018,883
Distributions	—	—	—	(5,379,981)	—		(5,379,981)
Comprehensive income:
Net income	—	—	—	14,261,960	—	$14,261,960	14,261,960
Foreign currency translation of equity method investee	—	—	—	—	142,760	142,760	142,760

Comprehensive income						$14,404,720

Balance at December 31, 2003	817,100	$817	$1,062,862	$16,814,812	$165,131		$18,043,622
Exercise of stock options	5,000	5	4,995	—	—		5,000
Share-based compensation	—	—	30,800	—	—		30,800
Distributions	—	—	—	(13,274,356)	—		(13,274,356)
Comprehensive income:
Net income	—	—	—	24,592,990	—	$24,592,990	24,592,990
Foreign currency translation of equity method investee	—	—	—	—	103,929	103,929	103,929

Comprehensive income						$24,696,919

Balance at December 31, 2004	822,100	$822	$1,098,657	$28,133,446	$269,060		$29,501,985

See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004

Cash flows from operating activities:
Net income	$7,612,688	$14,261,960	$24,592,990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	153,787	186,063	332,723
Equity in earnings of investee, net of dividends received	(129,223)	(351,847)	(360,837)
Provision for doubtful accounts	244,407	107,579	66,743
Stock-based compensation	—	—	30,800
Deferred income taxes	90,076	4,702	10,280
Changes in operating assets and liabilities:
Accounts receivable	(1,405,986)	(2,242,029)	(6,814,816)
Inventories	(1,248,709)	(1,582,739)	(30,049)
Prepaid expenses and other current assets	(42,426)	(276,503)	(110,460)
Other assets	—	(19,000)	12,608
Accounts payable	(145,729)	620,658	1,475,109
Accrued expenses	4,229	12,383	299,532
Income taxes payable	(783,587)	98,483	(81,096)

Net cash provided by operating activities	4,349,527	10,819,710	19,423,527

Cash flows from investing activities:
Purchase of property and equipment	(343,914)	(256,388)	(550,937)
Purchase of additional shares in cost method investee	—	—	(261,255)

Net cash used in investing activities	(343,914)	(256,388)	(812,192)

Cash flows from financing activities:
Proceeds from borrowings on line of credit	54,508,532	49,160,101	1,401,000
Payments on line of credit	(54,937,321)	(50,374,307)	(1,401,000)
Principal payments capital lease obligations	(21,727)	(31,001)	(62,631)
Payments for the repurchase of common stock	(36,000)	—	—
Proceeds from issuance of common stock	51,200	—	5,000
Distributions	(2,847,383)	(5,379,981)	(13,274,356)

Net cash used in financing activities	(3,282,699)	(6,625,188)	(13,331,987)

Net increase in cash and cash equivalents	722,914	3,938,134	5,279,348
Cash and cash equivalents — Beginning of year	418,146	1,141,060	5,079,194

Cash and cash equivalents — End of year	$1,141,060	$5,079,194	$10,358,542

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$123,930	$29,931	$21,164
Income taxes	838,009	97,000	450,187
Supplemental disclosures of noncash investing and financing activities:
       During the year ended December 31, 2002, the Company recognized a $46,779 increase to additional paid-in capital related to the issuance of stock by an equity method investee.
       During the years ended December 31, 2002, 2003 and 2004, the Company recognized $34,930, $142,760, and $103,929, respectively, in foreign currency translation adjustments related to an equity method investee.
       During the years ended December 31, 2003 and 2004, the Company acquired property pursuant to capital lease obligations in the amount of $178,375 and $187,146, respectively.
See the accompanying notes to consolidated financial statements.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies
       Volcom, Inc. and subsidiary (the “Company” or “Volcom”) is a designer, marketer and distributor of young mens and womens clothing, accessories and related products under the Volcom brand name. The Company initially incorporated in the state of California in 1991 as Stone Boardwear, Inc. and has been doing business as Volcom since June 1991. The Company was reincorporated in Delaware in April 2005 and changed its name to Volcom, Inc. The Company is based in Costa Mesa, California. In November 2002, the Company also began operating a retail store in Los Angeles, California.
       Volcom Entertainment (“Entertainment”), a wholly-owned subsidiary of the Company, was formed in California in April 1999. Entertainment operates the Company’s music label which identifies and signs musical artists and produces and distributes CDs through its existing record retail and online distribution channels.
       Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Volcom, Inc. and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated.
       Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
       Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.
       Concentration of Credit Risks — The Company is subject to significant concentrations of credit risk, primarily from its cash and cash equivalents and accounts receivable. The Company invests its cash equivalents with financial institutions with high credit standing. At December 31, 2003 and 2004, the majority of the Company’s cash and cash equivalents were held at financial institutions in the United States that are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate approximately $10,200,000 (including foreign accounts) as of December 31, 2004.
       The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness. The Company continually monitors customer collections and maintains an allowance for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. Historically, such credit losses have generally been within the Company’s estimates. At December 31, 2003 and 2004, the Company had two customers and one customer, respectively, whose outstanding accounts receivable balance was greater than 10% of the total outstanding accounts receivable. At December 31, 2003, approximately 38% of the Company’s outstanding accounts receivable balance was concentrated among two customers. At December 31, 2004, approximately 32% of the Company’s outstanding accounts receivable balance was concentrated with one customer.
       Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market. The Company regularly reviews inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and net realizable value.
       Property and Equipment — The Company’s property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs on the Company’s property and equipment are charged to operations when incurred.
       Investments in Unconsolidated Investees — The Company accounts for its investments in unconsolidated investees using the cost method if the Company does not have the ability to exercise

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
significant influence over the operating and financial policies of the investee. The Company assesses such investments for impairment when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. If, and when, an event or change in circumstances that may have a significant adverse effect on the fair value of the investment is identified, the Company estimates the fair value of the investment and, if the reduction in value is determined to be other than temporary, records an impairment loss on the investment.
       The Company accounts for its investments in unconsolidated investees using the equity method of accounting if the Company has the ability to exercise significant influence over the operating and financial policies of the investee. The Company evaluates such investments for impairment if an event or change in circumstances occurs that may have a significant adverse effect on the fair value of the investment. If, and when, an event is identified, the Company estimates the fair value of the investment and, if the reduction in value is determined to be other than temporary, records an impairment loss on the investment.
       Long-Lived Assets — The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposition of Long-Lived Assets. In accordance with SFAS No. 144, the Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). Once the carrying amount of a long-lived asset (asset group) is deemed to no longer be recoverable, an impairment loss would be recognized equal to the difference between the current carrying amount and the fair value of the long-lived asset (asset group).
       Fair Value of Financial Instruments — SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. At December 31, 2004, the Company believes that the carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these financial instruments.
       Revenue Recognition — Product revenues are recognized upon shipment, at which time transfer of title occurs and risk of ownership passes to the customer. Allowances for estimated returns are provided when product revenues are recorded based on historical experience and are reported as reductions in product revenues. Allowances for doubtful accounts are reported as a component of selling, general and administrative expenses when they arise.
       Licensing revenues are recorded when earned based on a stated percentage of the licensees’ sales of Company branded products.
       Shipping and Handling — Amounts billed to customers for shipping and handling are recorded as revenues. Freight costs associated with shipping goods to customers are included in cost of sales. Handling costs of $1,327,115, $1,683,238 and $2,208,128 are included in selling, general and administrative expenses for the years ended December 31, 2002, 2003 and 2004, respectively.
       Significant Concentrations — During the years ended December 31, 2002, 2003 and 2004, sales to a single customer totaled approximately 15%, 22%, and 27%, respectively, of product revenues. No other single customer represented over 10% of product revenues.
       During the years ended December 31, 2003 and 2004, the Company made purchases from one supplier and two suppliers, respectively, which totaled more than 10% of total product costs. For the year ended December 31, 2003, purchases from one supplier were approximately 11% of total product costs. For the year ended December 31, 2004, purchases from two suppliers totaled approximately 23% of total product costs.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Advertising and Promotion — The Company’s promotion and advertising programs include athlete sponsorships, Volcom branded events, print advertisements, music, films and online marketing. Costs of advertising, promotion and point of sale materials are expensed as incurred and included in selling, general and administrative expenses. For the years ended December 31, 2002, 2003 and 2004, these expenses totaled $4,327,226, $5,472,035 and $6,931,172, respectively.
       Income Taxes — For Federal and state income tax purposes, the Company has elected to be treated as an S corporation under Subchapter S of the Code and under applicable state income tax codes. Accordingly, the stockholders report their proportionate share of the Company’s taxable income on their individual income tax returns. Therefore, no provision or liability for Federal income tax has been included in these consolidated financial statements. However, the Company is subject to California franchise taxes of 1.5% of its corporate income and a provision for these taxes is included in the accompanying consolidated financial statements.
       S Corporation Distributions — The Company has paid cash distributions to its stockholders of $2,847,383, $5,379,981, and $13,274,356 for the years ended December 31, 2002, 2003 and 2004, respectively. In connection with the initial public offering of its common stock, the Company will distribute to its existing stockholders its estimated undistributed cumulative income.
       Net Income Per Share — The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities, which consists solely of stock options using the treasury stock method. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows:

	Year Ended December 31,

	2002	2003	2004

Numerator — Net income applicable to common stockholders	$7,612,688	$14,261,960	$24,592,990

Denominator:
Weighted average common stock outstanding for basic earnings per share	804,963	817,100	820,881
Effect of dilutive securities:
Stock options	31,857	20,445	16,839

Adjusted weighted average common stock and assumed conversions for diluted earnings per share	836,820	837,545	837,720

       Stock-Based Compensation — The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Company accounts for stock-based awards to nonemployees at fair value in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force Issue (“EITF”) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.
       In accordance with SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company is required to disclose pro forma net income and net income per share information as if the Company accounted for stock-based compensation awarded to

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employees using the fair value method. As there has been no stock-based compensation granted to employees during the years ended December 31, 2002, 2003 and 2004, and all previous awards were fully vested prior to December 31, 2001, pro forma net income and net income per share under SFAS No. 123 equals net income and net income per share as presented for all periods.
       Use of Estimates in the Preparation of the Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.
       Recent Accounting Pronouncements — In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, and in December 2003, issued FIN 46(R) (revised December 2003), Consolidation of Variable Interest Entities — an interpretation of ARB 51. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the variable interest entity do not have the characteristics of a controlling financial interest, do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and/or have voting rights that are not proportionate to their economic interests. The adoption of FIN 46 and FIN 46(R) did not have a material impact on the Company’s consolidated financial position or results of operations because the Company has no investments in, nor is it the primary beneficiary of, any variable interest entities.
       In December 2003, the SEC released Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which supersedes SAB 101, Revenue Recognition in the Financial Statements. SAB No. 104 clarifies existing guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The adoption of SAB No. 104 did not have a material impact on the Company’s consolidated financial position or results of operations.
       In March 2004, the FASB ratified EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF Issue No. 03-01 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The Company has adopted both the disclosure provisions and the impairment evaluation guidance of EITF Issue No. 03-1 for its cost method investment in Volcom Australia. The adoption of such guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
       In November 2004, the FASB issued SFAS No. 151, Inventory-Costs an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments over the requisite service period. The standard will become effective for the Company on January 1, 2006. As the Company does not currently have any outstanding or unvested stock options that have been issued to employees, the impact on the Company’s net income will be dependent

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
upon the number of options granted prospectively and the valuation technique selected. The adoption of this standard will have no impact on the Company’s cash flows or on the accounting for the Company’s options granted to nonemployee service providers.

2.	Allowance for Doubtful Accounts

	2002	2003	2004

Balance, beginning of year	$139,956	$173,947	$204,606
Provision for doubtful accounts	244,407	107,579	66,743
Deductions	(210,416)	(76,920)	(125,549)

Balance, end of year	$173,947	$204,606	$145,800

3.	Inventories
       Inventories are as follows at December 31:

	2003	2004

Finished goods	$5,116,400	$5,042,429
Work-in-process	58,032	219,471
Raw materials	414,887	357,468

	$5,589,319	$5,619,368

       Included in finished goods inventory at December 31, 2003 and 2004 is approximately $75,400 and $283,700, respectively, of inventory located in Canada.

4.	Property and Equipment
       Property and equipment are as follows at December 31:

	2003	2004

Furniture and fixtures	$108,087	$383,115
Office equipment	445,267	673,550
Computer equipment	648,459	816,578
Leasehold improvements	7,500	74,153

	1,209,313	1,947,396
Less accumulated depreciation	(551,613)	(884,336)

Property and equipment — net	$657,700	$1,063,060

       Depreciation and amortization expense related to property and equipment was $153,787, $186,063 and $332,723 for the years ended December 31, 2002, 2003 and 2004, respectively.

5.	Investment in Unconsolidated Investees
       Volcom Europe — During 1997, the Company obtained a 49% ownership interest in the common stock of Volcom Europe, a licensee of the Company’s products located in France, for $191,716. Upon the issuance of additional stock by Volcom Europe in 2002, the Company’s ownership interest was reduced to 34%, resulting in a gain of $46,779 which was recorded to additional paid-in capital. The Company’s investment has been accounted for under the equity method for all periods presented because the

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company has the ability to exert significant influence over the financial and operating policies of the investee. At December 31, 2003 and 2004, the Company’s investment in Volcom Europe was $864,126 and $1,328,892, respectively. The Company received zero, $54,979 and $227,221 in dividends from Volcom Europe for the years ended December 31, 2002, 2003 and 2004, respectively.
       Concurrent with its investment, the Company entered into a licensing agreement with this entity for the use of the Company’s trademark and designs on products manufactured and distributed in certain European countries and territories. This license agreement expires in December 2006. Included in licensing revenues is $601,458, $882,548 and $1,466,913 from Volcom Europe for the years ended December 31, 2002, 2003 and 2004, respectively.
       During the years ended December 31, 2002, 2003 and 2004, the Company recorded product revenues of approximately $49,300, $49,500 and $41,700, respectively, from this investee. Included in accounts receivable at December 31, 2003 and 2004 is approximately $38,900 and $29,900, respectively, due from this entity.
       Volcom Australia — During 1998, the Company obtained an 8.7% ownership interest in the common stock of a Volcom Australia, a licensee of the Company’s products located in Australia, for $37,162. In March 2004, the Company purchased an additional 4.8% ownership interest in Volcom Australia for $261,255, which brought the Company’s total ownership interest to 13.5% as of December 31, 2004. The investment is accounted for under the cost method, as the Company does not have the ability to exercise significant influence over the financial and operating policies of the investee. At December 31, 2003 and 2004, the Company’s investment in Volcom Australia was $37,162 and $298,417, respectively.
       In June 1997, the Company entered into a licensing agreement with this entity for the use of the Company’s trademark and designs on products manufactured and distributed in Australia and New Zealand. The agreement expires June 2012. Included in licensing revenues is $277,468, $426,305 and $728,224 from Volcom Australia for the years ended December 31, 2002, 2003 and 2004, respectively.
       During the years ended December 31, 2002, 2003 and 2004, the Company recorded product revenues of approximately $12,100, $49,000 and $65,300, respectively, from this investee. Included in accounts receivable at December 31, 2003 and 2004 is approximately $6,500 and $16,000, respectively, due from this entity.

6.	Accrued Expenses and Other Current Liabilities
       Accrued expenses and other current liabilities consist of the following at December 31:

	2003	2004

Payroll and related accruals	$656,754	$671,120
Other	175,853	461,019

	$832,607	$1,132,139

7.	Line of Credit
       The Company has a credit facility with a bank, which expires in May 2006, and provides for a $10,000,000 revolving line of credit, subject to a sub-limit of $4,000,000 for commercial and stand-by letters of credit for the purchase of imported goods. At December 31, 2004, there was no outstanding balance, and $9,568,803 was available under the credit facility. The Company had $431,197 outstanding in letters of credit at December 31, 2004. The credit facility bears a variable interest rate equal to the bank’s prime rate (5.25% at December 31, 2004) or LIBOR plus 1.50%. Any borrowings under the credit facility are collateralized by substantially all assets of the Company. The credit facility subjects the Company to

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
various restrictive covenants, including maintenance of certain financial ratios and certain net worth and net income requirements. At December 31 2004, the Company was in compliance with all of its covenants under this credit facility.

8.	Commitments and Contingencies
       Operating Leases — The Company leases certain office, warehouse and retail facilities under long-term operating lease agreements. Total rent expense for the years ended December 31, 2002, 2003 and 2004 was $506,573, $525,836 and $566,948, respectively.
       The following is a schedule of future minimum lease payments required under such leases as of December 31, 2004:

Year Ending December 31,

2005	$718,089
2006	687,533
2007	659,162
2008	647,578
2009	403,650

$3,116,012

       Capital Leases — The Company has leased computer and office equipment pursuant to capital lease obligations. These leases bear interest at rates ranging from 3.4% to 13.7% per year, and expire at various dates through October 2009. The gross amount of capital lease assets was $296,091 and $483,237 and accumulated amortization was $89,015 and $154,471 at December 31, 2003 and 2004, respectively. Future commitments under capital lease obligations at December 31, 2004 are as follows:

Year Ending December 31,

2005	$104,824
2006	86,676
2007	86,676
2008	75,556
2009	33,990

Total payments including interest	387,722
Less interest portion	(46,641)

Total principal payments remaining at December 31, 2004	$341,081

Current portion of capital lease obligation	$85,242
Long-term portion of capital lease obligation	255,839

Total capital lease obligation at December 31, 2004	$341,081

       Professional Athlete Sponsorships — The Company establishes relationships with professional athletes in order to promote its products and brands. The Company has entered into endorsement agreements with professional athletes in skateboarding, snowboarding, and surfing. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using the Company’s products. Such expenses are an ordinary part of the Company’s operations and are expensed as

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
incurred. The following is a schedule of future estimated minimum payments required under such endorsement agreements as of December 31, 2004:

Year Ending December 31,

2005	$2,948,400
2006	2,487,100
2007	1,991,000
2008	375,000

$7,801,500

       The amounts listed above are the approximate amounts of the minimum obligations required to be paid under these contracts. The additional estimated maximum amount that could be paid under the Company’s existing contracts, assuming that all bonuses, victories and similar incentives are achieved during a five year period, is approximately $1.2 million. The actual amounts paid under these agreements may be higher or lower than the amounts discussed above as a result of the variable nature of these obligations.
       Litigation — In August 2002, The Active Wallace Group filed a complaint against the Company in the Superior Court of the State of California for the County of Los Angeles. The complaint contained, among other things, allegations of violation of certain competition laws, breach of contract and unfair business practices. The complaint seeks unspecified general damages, special damages, compensatory damages and injunctive relief. In May 2003, the Company answered the complaint and denied its allegations. A jury trial on The Active Wallace Group complaint is currently set for July 2005. Due to the uncertainties related to the incurrence, amount and range of loss on any pending litigation, the Company is unable to predict the ultimate outcome of this complaint. Management believes, however, that the liability, if any, resulting from this litigation will not likely have a material adverse effect on the Company’s financial position, liquidity or results of operations. The Company believes that this action is without merit, and that it has substantial meritorious defenses and intends to defend the matter vigorously.
       The Company is involved from time to time in litigation incidental to its business. In the opinion of management, the resolution of any such matter currently pending will not have a material adverse effect on the Company’s consolidated financial position or results of operations.
       Indemnities and Guarantees — During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company’s customers and licensees in connection with the use, sale and license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential future payments the Company could be obligated to make. The Company has not been required to record nor has it recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

9.	Stockholders’ Equity
       Stock Option Plan — In 1996, the Company adopted the 1996 Stock Option Plan (the “Plan”), which authorizes the Company to grant or issue options to purchase up to a total of 200,000 shares of the

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s common stock. The Plan is administered by the Board of Directors and permits the issuance for purchase of the Company’s common stock at exercise prices not less than fair market value of the underlying shares on the date of grant. Options granted under the plan are exercisable over a period of time designated by the Board of Directors and are subject to other terms and conditions, as determined by the Board of Directors. As of December 31, 2004, 2003 and 2002, 112,900 shares were reserved for future issuance under the plan.
       During 1996, the Company granted stock options to employees to acquire 77,700 shares of the Company’s common stock at an exercise price of $1.00 per share. The options had original vesting terms ranging from approximately one to three years and, accordingly, have been fully vested since December 1998. The options have all been fully exercised as of December 31, 2004.
       In 1999, the Company granted stock options to employees to acquire 9,400 shares of the Company’s common stock at an exercise price of $5.00 per share. The options vested immediately, expired one year from the date of grant, and were fully exercised as of December 31, 2000.
       A summary of the Company’s stock option activity under the Plan is as follows:

Weighted-
		Average	Range of
	Number of	Exercise	Exercise
	Options	Price	Price

Outstanding, January 1, 2002	56,200	$1.00	$1.00
Granted	—	—	—
Exercised	(51,200)	1.00	1.00
Canceled or forfeited	—	—	—

Outstanding, January 1, 2003	5,000	1.00	1.00
Granted	—	—	—
Exercised	—	—	—
Canceled or forfeited	—	—	—

Outstanding, January 1, 2004	5,000	1.00	1.00
Granted	—	—	—
Exercised	(5,000)	1.00	1.00
Canceled or forfeited	—	—	—

Outstanding, December 31, 2004	—	$—	$—

       Nonemployee Share-Based Compensation — In December 1999, the Company redeemed 16,000 shares held by a shareholder and current service provider at a price of $1.00 per share. On January 1, 2000, the Company issued a fully vested and non-forfeitable option to the same service provider to purchase 16,000 shares of the Company’s common stock. The terms of the option provide the service provider with the right to purchase shares of the Company’s common stock at $1.00 per share at any time after January 1, 2010, the tenth anniversary of the grant date. Alternatively, in the event of (i) a change in control, (ii) an initial public offering, or (iii) the liquidation or dissolution of the Company, the option will automatically be converted into shares of common stock of the Company on a net settlement basis. The Company has accounted for the transactions as a modification (exchange transaction). Because the option was fully vested and non-forfeitable, the measurement date for the option was the date of the modification (exchange transaction), and the incremental amount of compensation received by the service provider over the fair value of the shares redeemed, which equaled the cash amount paid, was recorded as compensation expense in 1999. The dilutive effect of this option has been reflected in diluted net income per share for all periods presented using the treasury stock method.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       In January 2004, the Company entered into a contractual agreement with a service provider in exchange for services to be rendered over a five year period. Under the terms of the contractual agreement, the service provider will receive the right to purchase $200,000 of the Company’s common stock at the initial public offering (“IPO”) price for a period of five years after an IPO. Alternatively, if the Company does not consummate an IPO, the service provider will receive the right to purchase $200,000 of the Company’s common stock based on a formula price intended to approximate the fair market value of the Company’s common stock. In accordance with EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, due to the fact that a sufficient disincentive for nonperformance does not exist, and because the service provider’s performance is not complete, no measurement date exists for the award at this time. The Company is recording share-based compensation expense related to this award over the five year vesting period based on the current fair value of the award as of each reporting period. For the year ended December 31, 2004, the Company recorded $30,800 in share-based compensation expense related to this award. Because the exercise price of the options is intended to equal the fair market value of the Company’s stock when the exercise price becomes known, the options are not presently dilutive and hence have been excluded from diluted net income per share for the year ended December 31, 2004.
       Additionally, as part of the same agreement, the Company granted the service provider rights to receive a 25% ownership interest in the Volcom related entity that would own and operate a new retail store for the Company in Hawaii, if and when one is opened. As no plans currently exist to open a store in Hawaii and the award of the ownership interest is not probable at this time, the Company has recorded no compensation expense related to this right.
       Share Repurchase — During the year ended December 31, 2002, the Company repurchased and retired 2,400 shares of common stock for $36,000. The Company did not repurchase any shares during the years ended December 31, 2003 and 2004.

10.	Retirement Savings Plan
       The Company has a 401(k) profit sharing plan (the “401(k) Plan”) covering all eligible full-time employees over age 21 with six months of service. The Company’s contributions to the 401(k) Plan are made at the discretion of management. Contributions by the Company amounted to zero, $52,422, and $36,285 for the years ended December 31, 2002, 2003 and 2004, respectively.

11.	Licensing
       In addition to the Company’s licensing arrangements with investees in Europe and Australia described in Note 5, the Company has entered into licensing arrangements with independent licensees in Brazil, South Africa and Indonesia. Pursuant to the license agreements, the Company is paid a royalty based on a stated percentage of the net sales of its licensees.
       All of the Company’s license agreements, except its European license agreement, may be extended at the option of the licensee for an additional five year term after the initial expiration of the agreement. The Company’s international license agreements expire as follows:

Licensee	Initial Expiration Date	Extension Termination Date

Europe	December 31, 2006	N/A
Australia	June 30, 2007	June 30, 2012
Brazil	December 31, 2008	December 31, 2013
South Africa	December 31, 2006	December 31, 2011
Indonesia	December 31, 2009	December 31, 2014

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Income Taxes
       The Company has elected to be treated as an S corporation for Federal and state income tax purposes. Under this election, the Company’s stockholders, rather than the Company, are subject to income taxes on their respective share of the Company’s taxable income. The Company is required to pay California franchise taxes of 1.5% on its corporate income.
       The provision for income taxes consists of the following:

	Year Ended December 31,

	2002	2003	2004

Current	$124,805	$209,345	$363,815
Deferred	90,076	4,702	10,280

	$214,881	$214,047	$374,095

       The components of deferred tax assets and liabilities are as follows at December 31:

	2003	2004

Deferred tax assets:
Accrued liabilities	$5,137	$4,975
Other	4,570	4,225

Total deferred tax assets	9,707	9,200
Deferred tax liabilities:
Investment in unconsolidated investee	(6,768)	(16,356)
Property and equipment	(1,208)	(1,393)

Total deferred tax liabilities	(7,976)	(17,749)

Net deferred tax assets (liabilities)	$1,731	$(8,549)

13.	Segment Information
       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Based on the nature of the financial information that is received by the chief operating decision maker, the Company operates with a single operating and reportable segment.

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       Although the Company operates within one reportable segment, it has several different product categories within the segment, for which the revenues attributable to the each product category are as follows:

	Year Ended December 31,

	2002	2003	2004

Mens	$31,743,976	$42,574,431	$61,451,147
Girls	15,514,613	21,776,450	35,362,099
Snow	6,146,590	6,863,246	9,105,636
Boys	2,617,604	2,455,903	3,784,841
Other	279,280	718,646	897,422

Subtotal product categories	56,302,063	74,388,676	110,601,145
Licensing revenues	832,598	1,877,553	2,573,969

Total consolidated revenues	$57,134,661	$76,266,229	$113,175,114

       Other includes revenues primarily related to Volcom Entertainment, films and related accessories.
       The table below summarizes product revenues by geographic regions attributed by customer location:

	Year Ended December 31,

	2002	2003	2004

United States	$48,850,085	$63,302,145	$93,812,394
Canada	3,616,675	5,381,363	8,155,173
Asia Pacific	2,080,285	3,370,428	5,173,550
Other	1,755,018	2,334,740	3,460,028

	$56,302,063	$74,388,676	$110,601,145

       During the last three years, substantially all of the Company’s long-lived assets are located in the United States.

14.	Subsequent Events
       In January 2005 and in April 2005, the Company made distributions totaling $10,094,100 and $2,511,163, respectively, to its stockholders.
       In April 2005, the Company sold its investment in Volcom Europe for $1,414,700, which had a carrying value of $1,328,892 as of December 31, 2004. Under the terms of the sale agreement, Volcom Europe will continue to function as a licensee of the Company until the expiration of their license agreement on December 31, 2006.
       In April 2005, the Company purchased real property on the North Shore of Oahu for $2,000,000 in cash to support the Company’s team rider and marketing programs. The property is currently in escrow and the purchase transaction is expected to close in May 2005.

15.	Pro Forma Information (Unaudited)
       The unaudited pro forma balance sheet has been presented to give effect to (i) the planned distribution of $20,000,000 of estimated undistributed S corporation earnings, which will be made from the net proceeds of this offering to the Company’s existing stockholders; (ii) actual distributions paid to the Company’s existing stockholders of $12,605,263 that have been made after December 31, 2004 and are not reflected in

VOLCOM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the accompanying consolidated balance sheet as of that date; and (iii) the recognition of net deferred tax liabilities of $247,708 upon termination of the S corporation election as if it occurred December 31, 2004.
       The pro forma unaudited income tax adjustments presented represent the estimated taxes which would have been reported had the Company been subject to Federal and state income taxes as a C corporation. The pro forma provision for income taxes differs from the statutory income tax rate due to the following:

	Year Ended December 31,

	2002	2003	2004

Federal income taxes at the statutory rate	$2,694,421	$4,924,213	$8,532,659
State income taxes — net of Federal benefit	444,495	812,569	1,401,489
Equity in earnings of investee	52,653	165,765	239,610
Other	4,923	6,293	4,087

Total pro forma income tax provision	$3,196,492	$5,908,840	$10,177,845

       The major components of the Company’s pro forma overall net deferred tax liability of $247,708 at December 31, 2004 are as follows:

Deferred tax assets:
Accrued liabilities	$145,414
State taxes	148,566
Other	123,480

Total deferred tax assets	417,460
Deferred tax liabilities:
Investment in unconsolidated investee	(478,021)
Property and equipment	(187,147)

Total deferred tax liabilities	(665,168)

Net deferred tax liability	$(247,708)

       Pro forma net income per share data is computed using pro forma weighted average shares outstanding that assumes additional shares outstanding during the period indicated deemed to be sold by the Company at the assumed initial public offering price per share. Such additional shares represent the number of shares necessary to be sold to fund the amount by which the planned distribution of $20,000,000 of estimated undistributed S corporation earnings, described above, and actual distributions to the Company’s existing stockholders subsequent to December 31, 2004 (see Note 14) exceeded the Company’s net income for the year ended December 31, 2004.

VOLCOM
DUSTIN DOLLIN
126 LA BREA
RUNE GLIFBERG
TERJE HAAKONSEN
VOLCOM
CASWELL BERRY
TRADESHOW MADNESS
GAVIN BESCHEN
BRUCE IRONS
VOLCOM

VOLCOM, INC. Shares Common Stock PROSPECTUS , 2005 Wachovia Securities D.A. Davidson & Co. Piper Jaffray Until , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
       The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

Amount to
be Paid

SEC registration fee	$10,152
NASD filing fee	9,125
Nasdaq National Market listing fee	100,000
Legal fees and expenses	750,000
Accounting fees and expenses	480,000
Printing and engraving	270,000
Blue sky fees and expenses (including legal fees)	15,000
Transfer agent fees	5,000
Miscellaneous	723

Total	$1,640,000

Item 14.	Indemnification of Directors and Officers
       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under the circumstances described in Section 145 of the Delaware General Corporation Law, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation to be in effect upon the completion of the offering and our amended and restated bylaws to be in effect upon the completion of the offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into indemnification agreements, a form of which will be filed hereto by amendment as Exhibit 10.1 with our officers and directors. The agreement between us and the representatives of the underwriters, a form of which will be filed hereto by amendment as Exhibit 1.1, also provides for cross-indemnification among us and the underwriters with respect to the matters described in the underwriting agreement, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities
       The registrant has not sold any securities since January 1, 2002.

Item 16.	Exhibits and Financial Statement Schedules
       (a) Exhibits.

Number		Description

*1	.1	Form of Underwriting Agreement.
*3	.1	Certificate of Incorporation of Volcom, Inc. as currently in effect.
*3	.2	Bylaws of Volcom, Inc., as currently in effect.
*3	.3	Form of Amended and Restated Certificate of Incorporation of Volcom, Inc., to be effective upon the closing of this offering.
*3	.4	Form of Amended and Restated Bylaws of Volcom, Inc., to be effective upon the closing of this offering.

Number		Description

*4	.1	Specimen Common Stock certificate.
*5	.1	Opinion of Latham & Watkins LLP.
10.1		Form of Indemnification Agreement between Volcom and each of its directors and officers.
10.2		Credit Agreement by and between Bank of the West and Stone Boardwear, Inc., dated as of August 12, 2003.
10.3		First Amendment to Credit Agreement by and between Bank of the West and Stone Boardwear, Inc. dated as of August 12, 2003, made and entered into as of October 8, 2004.
10.4		Lease dated as of May 19, 1999 by and between Griswold Industries and Stone Boardwear, Inc. for the real property known as 1740 Monrovia Avenue, Costa Mesa.
*10	.5	Form of 2005 Equity Incentive Plan.
16.1		Letter from Moss Adams LLP.
*21	.1	List of Subsidiaries of Volcom.
23.1		Consent of Moss Adams LLP.
23.2		Consent of Deloitte & Touche LLP.
*23	.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).
99.1		Consents of Nominees for Director.

*	To be supplied by amendment.
       (b) Financial Statement Schedules.
       None.

Item 17.	Undertakings
       The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Costa Mesa, State of California, on this 29th day of April, 2005.

Volcom, Inc.

By:	/s/ Richard R. Woolcott

Richard R. Woolcott,
President and Chief Executive Officer
POWER OF ATTORNEY
       Each person whose signature appears below constitutes and appoints Richard R. Woolcott and Douglas P. Collier and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
       Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ René R. Woolcott René R. Woolcott	Chairman	April 29, 2005

/s/ Richard R. Woolcott Richard R. Woolcott	President, Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2005

/s/ Douglas P. Collier Douglas P. Collier	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	April 29, 2005

INDEX TO EXHIBITS

Number		Description

*1	.1	Form of Underwriting Agreement.
*3	.1	Certificate of Incorporation of Volcom, Inc. as currently in effect.
*3	.2	Bylaws of Volcom, Inc., as currently in effect.
*3	.3	Form of Amended and Restated Certificate of Incorporation of Volcom, Inc., to be effective upon the closing of this offering.
*3	.4	Form of Amended and Restated Bylaws of Volcom, Inc., to be effective upon the closing of this offering.
*4	.1	Specimen Common Stock certificate.
*5	.1	Opinion of Latham & Watkins LLP.
10.1		Form of Indemnification Agreement between Volcom and each of its directors and officers.
10.2		Credit Agreement by and between Bank of the West and Stone Boardwear, Inc., dated as of August 12, 2003.
10.3		First Amendment to Credit Agreement by and between Bank of the West and Stone Boardwear, Inc. dated as of August 12, 2003, made and entered into as of October 8, 2004.
10.4		Lease dated as of May 19, 1999 by and between Griswold Industries and Stone Boardwear, Inc. for the real property known as 1740 Monrovia Avenue, Costa Mesa.
*10	.5	Form of 2005 Equity Incentive Plan.
16.1		Letter from Moss Adams LLP.
*21	.1	List of Subsidiaries of Volcom.
23.1		Consent of Moss Adams LLP.
23.2		Consent of Deloitte & Touche LLP.
*23	.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).
99.1		Consents of Nominees for Director.

*	To be supplied by amendment.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
     SUBJECT TO COMPLETION, DATED APRIL 29, 2005.
                            Shares
VOLCOM, INC.
Common Stock

       This is Volcom, Inc.’s initial public offering. We are offering                      shares of our common stock and the selling stockholders identified in this prospectus are offering an additional                      shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders. We expect the initial public offering price of our common stock to be between $           and $           per share.
       Prior to this offering, there has been no public market for our common stock. We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol “VLCM.”

        Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Volcom, Inc.	$	$
Proceeds to the Selling Stockholders	$	$
       Delivery of the shares of our common stock will be made on or about                     , 2005.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
       We and the selling stockholders have granted the underwriters an option to purchase a maximum of                     and                     additional shares of our common stock, respectively, to cover over-allotments of shares, if any, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities	D.A. Davidson & Co.

Piper Jaffray
The date of this prospectus is                     , 2005.

VOLCOM, INC.
                             Shares
Common Stock

PROSPECTUS
, 2005

Wachovia Securities
D.A. Davidson & Co.
Piper Jaffray
       Until                     , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.